===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                      For the quarter ended March 31, 2002


                          ULTRAPAR PARTICIPACOES S.A.
                           (Exact name of Registrant)


                             ULTRAPAR HOLDINGS INC.
                (Translation of Registrant's Name into English)
-------------------------------------------------------------------------------

               Avenida Brigadeiro Luiz Antonio, 1343, 9(0) Andar
                        Sao Paulo, SP, Brazil 01350-900
                    (Address of Principal Executive Offices)
-------------------------------------------------------------------------------

Indicate by check mark whether the registrant files or will file its annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F  X                                 Form 40-F
                    ---                                          ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                                 No  X
              ---                                                ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


===============================================================================

                          ULTRAPAR PARTICIPACOES S.A.

                               TABLE OF CONTENTS

                                                                     SEQUENTIAL
                                                                        PAGE
ITEM                                                                   NUMBER
-------------------------------------------------------------------------------
1.       Press Release dated May 09, 2002                                 3

2.       Report of Independent Accountants on on the Limited
         Review of Quarterly Information (ITR) March 31, 2002            27

3.       Minutes of the Annual General Meeting held on April 29, 2002    69

4.       Minutes from the Board Of Directors Meeting held
         on May 08,2002                                                  74

                                                                         ITEM 1


                                                                 1st Quarter 02
-------------------------------------------------------------------------------


                          ULTRAPAR PARTICIPACOES S.A.
                           (NYSE: UG / BOVESPA:UGPA4)





               INFORMATION AND RESULTS FOR THE FIRST QUARTER 2002
                        (Sao Paulo, Brazil, May 9, 2002)





               14% GROWTH IN NET REVENUE IN 1Q02 COMPARED TO 1Q01
                         15% GROWTH IN OPERATING PROFIT
                   19% HIGHER EBITDA IN 1Q02 COMPARED TO 1Q01
           NET INCOME INCREASED BY 20% IN 1Q02, WHEN COMPARED TO 1Q01







      "Over the past months the LPG sector has been facing simultaneously significantly higher prices from its only supplier, Petrobras, as well as strong taxes incidence on its product. The petrochemical industry is going through difficult times due to the overall slowdown in the global economy, which has been reflected on the main commodity prices. A gradual recovery is expected to occur during the year"

                                                        Paulo G. A. Cunha - CEO




Ultrapar Participacoes S.A.
UGPA4 = R$ 22.00 / 1,000 shares
UGP = US$ 9.30 / ADR
(03/28/02)

                          1st Quarter 2002 - Overview

Ultrapar, a company engaged in LPG distribution (Ultragaz), chemical and petrochemical production (Oxiteno), as well as transportation and storage of related products (Ultracargo), reported the following results for the first quarter 2002:

---------------------------------------------------------------------------------------------------------
Financial Performance                       1Q02       1Q01        4Q01      (DELTA) (%)   (DELTA) (%)
Ultrapar Consolidated                                                          1Q02x1Q01     1Q02x4Q01
---------------------------------------------------------------------------------------------------------
Net Sales Revenue                            580        510         592          14%           (2%)
Gross Profit                                 133        116         157          15%          (15%)
Operating Profit                              54         47          63          15%          (14%)
EBITDA                                        83         70          90          19%           (8%)
Net Income                                    24         20          25          20%           (4%)
Earnings per 1,000 shares                   0.46       0.38        0.47          21%           (2%)
Market Value                               1,166        980         991          19%           18%

In millions of R$, except Earnings per share data
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Operating Performance - Ultragaz              1Q02                1Q01               Change
Total Volume (thousand tons)                 307.1               308.3                   0%
Residential                                  185.6               186.0                   0%
Non-residential                              121.5               122.3                  (1%)

Average Price (R$/ton)                     1,262.4               958.8                  32%

Market Share*                                 18.9%               18.9%
---------------------------------------------------------------------------------------------------------
* Source: Sindigas

---------------------------------------------------------------------------------------------------------
Operating Performance - Oxiteno               1Q02                1Q01               Change
Total Volume (thousand tons)                 105.9               118.0                 (10%)
Domestic                                      56.0                69.0                 (19%)
Exports                                       49.9                48.9                   2%

Average Price (R$/ton)                     1,597.7             1,647.0                  (3%)
---------------------------------------------------------------------------------------------------------

Operating Performance

Ultragaz. A distributor of LPG in Brazil since 1937 Ultragaz has been one of the leaders in the Brazilian market since its foundation, and currently serves the residential, commercial and industrial segments.

LPG consumption in the Brazilian market fell 1% when comparing both the first quarters of 2002 and 2001. The 23% price increase in the LPG ex-refinery price, effective as of January 1, 2002 but announced beforehand, prompted advance purchases during December, damaging sales in 1Q02. In addition, conversions of industrial consumers to natural gas during 2001 contributed the reduction of sales volume. In this scenario, sales volume for Ultragaz in 1Q02 remained flat compared to 1Q01.

                    Sales Volume - Ultragaz (thousand tons)

          400--------------------------------------------------
                              347     354      336
                     308                                 308
          300--------------------------137---------------------
                              136               124
                     122                                 122
          200--------------------------------------------------

          100--------186------211------217------212------186---

         0-----------------------------------------------------
                    1Q01     2Q01     3Q01     4Q01     1Q02


                o Residential                Non-Residential

In the residential segment, served by 13kg bottles, sales volume in 1Q02 was flat compared to the same period in the previous year. In this segment, sales were particularly impacted by advance sales made in 4Q01 as mentioned above, when sales volume grew 7% compared to 4Q00.

In the non-residential segment, which serves mainly the commercial and industrial sectors, Ultragaz has continued to expand its market presence through UltraSystem, which serves primarily the commercial segment, enabling the company to offset sales volume losses to large-scale bulk customers due to substitution by natural gas. The UltraSystem's expansion has been occurring mainly through new installations in condominiums, hotels, restaurants, bakeries and laundries.

Oxiteno. Oxiteno is the sole producer of ethylene oxide and its main derivatives in the Southern Cone, as well as a large producer of specialty chemicals. Oxiteno's products are used throughout many industrial sectors, including PET packaging, paints, cosmetics and detergents.

Although Oxiteno sells a large portion of its commodities and specialty chemicals in the Brazilian market, the company also exports a substantial portion of its production to over 35 countries in Asia, Europe, North America and Latin America.


In 1Q02, Oxiteno's sales volume totaled 105,900 tons, 10% lower than in 1Q01. The reduction in sales volume is due mainly to the reduced supply of Ethylene from Copene, due to the stoppage of its Pyrolysis I unit during the entire month of March 2002. In 1Q02 the ethylene supply quota to Oxiteno was reduced by 32%.

                     Sales Volume - Oxiteno (thousand tons)

                118.0
                             111.8    113.2
          120------------------------------------------------------
                                               102.6     105.9
          100------------------------------------------------------
                 48.9                46.9
                            45.7
           80-----------------------------------47.4------49.9-----

           60------------------------------------------------------

           40------------------------------------------------------
                 69.0        66.1     66.3      55.2     56.0
           20------------------------------------------------------

           0-------------------------------------------------------
                 1Q01        2Q01      3Q01     4Q01      1Q02

                         o Domestic         Exports


Domestic sales volume totaled 56,000 tons, 19% lower than in the same period in 2001, due to lower sales to the polyester/PET segment. Export sales grew 2% compared to 1Q01, totaling 49,900 tons, driven by higher sales of glycols to the Far East and Europe, which offset the 74% reduction in sales volume to the Argentine market. The company's exposure to the Argentine market, which was US$ 14.8 million at the end of 2001, now stands at US$ 6.7 million, where approximately 50% of this liability belongs to multinational companies with operations in Argentina.

Ultracargo. Through its subsidiaries Transultra and Tequimar, Ultracargo is one of the leaders in integrated, inter-modal transportation services for the chemical, petrochemical and LPG sectors in Brazil. Transultra, the subsidiary operating in the transportation segment, operates a fleet of tanker trucks and provides transportation services to LPG distributors and to the chemical industry. Tequimar is the subsidiary engaged in storage services and accounts for 75% of the storage capacity at the Aratu Terminal (state of Bahia), which serves the largest petrochemical complex in South America.


Financial Performance
---------------------

Net Sales - Consolidated net revenue totaled R$ 579.6 million in 1Q02, an increase of 14% when compared to 1Q01.

                             Net Sales (R$ million)

                       580                      592
                                   510
                                              365
                     391
                                 299

                     169         194           207

                      28          25            29
                ---------------------------------------------
                     1Q02         1Q01         4Q01
                     ----         ----         ----
                   Ultragaz     Oxiteno     Ultracargo


Ultragaz - Net Sales totaled R$ 309.7 million in 1Q02, 31% higher than in 1Q01 and 7% higher compared to 4Q01.

Oxiteno - Net sales totaled R$ 169.2 million in 1Q02, 13% lower than the R$ 194.3 million in 1Q01. U.S. dollar prices of glycol in the international market during 1Q02 fell approximately 30% compared to 1Q01. This drop was a result of the slowdown in the global economy, compounded by a mild winter in the United States this year, as glycol is also used as an anti-freeze agent. The low price level led to inventory reductions along the global glycol supply chain; however, there are clear signs of a price recovery in 2Q02.

Ultracargo - Net sales for Ultracargo totaled R$ 27.7 million in 1Q02, 12% higher compared to 1Q01. This growth is a result of new volume activities at Tequimar.

Cost of goods sold - Consolidated cost of goods sold totaled R$ 446.9 million in 1Q02, an increase of 13% when compared to 1Q01.

Ultragaz - Cost of goods sold for Ultragaz in 1Q02 was 27% higher than in 1Q01. Over the past 12 months, Petrobras increased the LPG ex-refinery price on three occasions, ending the alignment process of domestic LPG prices with international prices. In January 2002 the Petrobras price was adjusted to the equivalent of the international reference price plus an additional US$50 per ton, related to handling expenses. Consequently, the LPG cost was 32% higher in 1Q02 compared to the same period in 2001. As a result of higher international LPG prices, in March 2002 an additional increase of 14.5% in the ex-refinery price was announced, which became effective on April 1, 2002.

Oxiteno - Cost of goods sold decreased 11% compared to 1Q01, as variable costs decreased 14% between the periods. This decline was due mainly to the lower sales volume in the quarter. Cost of goods sold per ton decreased 1% between the two periods.

Ultracargo - Cost of goods sold in 1Q02 was 13% higher compared to 1Q01, due to the increase in the prices of main inputs. At Transultra there were fuel and tolls increases, and at Tequimar costs of electric energy and nitrogen, which is used in tank cleaning, were higher.

Selling, general and administrative expenses - Consolidated selling, general and administrative expenses totaled R$ 79.4 million in 1Q02, an increase of 13% when compared to 1Q01.

Ultragaz - Selling, general and administrative expenses at Ultragaz totaled R$
46.1 million in 1Q02, R$ 8.5 million higher that the R$ 37.6 million in 1Q01. This increase is due mainly to higher depreciation expenses, which totaled R$
17.9 million in 1Q02 compared to R$ 13.1 million in 1Q01. In addition, general and administrative expenses were impacted by salary increases, as a result of collective wage negotiations, in addition to non-recurring expenses related to operational improvement projects realized during the period.

Oxiteno - Operating expenses totaled R$ 28.1 million in 1Q02 compared to R$
26.5 million in 1Q01. This difference is due mainly to payroll expense variations due to collective wage negotiations.

EBITDA - EBITDA reached R$ 82.6 million in 1Q02, 19% higher than the same period of 2001. When compared to 4Q01, EBITDA for Ultrapar was 8% lower than the R$ 90.4 reported in that quarter, due to the seasonality of the businesses.


                                   ULTRAPAR
                             Quarterly Performance

                    EBITDA x EBITDA Margin
                    R$ million    EBITDA    EBITDA Margin
                          2Q00      81.8              18%
                          3Q00      85.6              17%
                          4Q00      65.3              13%
                          1Q01      69.7              14%
                          2Q01      96.3              17%
                          3Q01     116.0              19%
                          4Q01      90.4              15%
                          1Q02      82.6              14%

Ultragaz - EBITDA in 1Q02 was R$ 48.5 million, R$ 21.5 million higher than the R$ 27.0 million in 1Q01. It is important to highlight that the first quarter of 2001 was particularly difficult for the LPG market in Brazil, as a result of a stronger presence of natural gas in the south of Brazil, which pressured margins in the sector.

Oxiteno - EBITDA totaled R$ 25.8 million in 1Q02, 28% lower than in 1Q01.

Ultracargo - EBITDA for Ultracargo in 1Q02 was R$ 7.2 million, 5% higher than the same period last year.

                                                      EBITDA (R$ million)
--------------------------------------------
EBITDA Margin           1Q02     1Q01   4Q01
--------------------------------------------
Ultragaz                 12%       9%    12%           (GRAPHIC OMITTED)
Oxiteno                  15%      18%    19%
Ultracargo               26%      28%    25%
Ultrapar                 14%      14%    15%
--------------------------------------------


Financial Results - Ultrapar recorded a net financial income of R$ 0.7 million in 1Q02, compared to a net financial expense of R$ 5.9 million in 1Q01.

In 2001, the financial result was impacted by the 11% devaluation in the real, which negatively impacted U.S. dollar-denominated liabilities. Ultrapar's cash position at the close of 1Q02 totaled R$ 608.5 million, of which R$ 263.3 million was held in U.S. dollar-indexed instruments. Total debt as of March 31, 2002 was R$ 382.7 million, with U.S. dollar-denominated debt totaling R$ 183.0 million, including Advances on Foreign Exchange Contracts (ACCs).

Net Income - Consolidated net income for 1Q02 was R$ 24.4 million, 23% higher when compared to 1Q01.

CAPEX - CAPEX during 1Q02 totaled R$ 32.1 million, allocated to the following areas:

o R$ 18.8 million at Ultragaz, primarily directed to the expansion of the non-residential business segment (UltraSystem), to LPG cylinders, as well as to the new filling plant in Betim (state of Minas Gerais);

o R$ 10.9 million at Oxiteno; to expand production capacity and modernize industrial facilities.

o R$ 2.3 million at Ultracargo, toward updating and expanding operating capacity.

                                      Consolidated Capital Expenditures - R$ MM
-------------------------------------
CAPEX 1Q02         R$ MM   % of Total
-------------------------------------
Ultragaz            18.8          59%             (GRAPHIC OMITTED)
Oxiteno             10.9          34%
Ultracargo           2.3           7%
Ultrapar            32.1         100%
-------------------------------------


Quarter Highlights:

Share-buyback Program - Ultrapar is currently conducting a share-buyback program, approved by the Company's Board of Directors on October 22, 2001, which was extended at a board meeting held on April 18, 2002.

Operational and Financial Summary


-------------------------------------------------------------------------------
Financial Focus                                         1Q02     1Q01     4Q01
-------------------------------------------------------------------------------
Ultrapar EBITDA Margin                                   14%      14%      15%
Ultrapar Net Margin                                     4.2%     3.9%     4.2%


-------------------------------------------------------------------------------
Productivity                                            1Q02     1Q01     4Q01
-------------------------------------------------------------------------------
EBITDA R$/ton Ultragaz (million)                       157.9     87.6    128.5
EBITDA R$/ton Oxiteno (million)                        243.6    304.3    376.1


-------------------------------------------------------------------------------
Human Resources Focus                                   1Q02     1Q01     4Q01
-------------------------------------------------------------------------------
Employees  - Ultrapar                                  5,729    5,656    5,705
Employees  - Ultragaz                                  4,035    3,994    5,051
Employees  - Oxiteno                                     901      896      902
Employees  - Ultracargo                                  622      599      610


-------------------------------------------------------------------------------
Capital Market Focus                                    1Q02     1Q01     4Q01
-------------------------------------------------------------------------------
Total Shares (million) - Float 28%                    53,000   53,000   53,000
Market Value - R$ million                              1,166      980      998
-------------------------------------------------------------------------------
BOVESPA Average Daily Volume - thousand shares        31,375   16,946   63,430
BOVESPA Average Daily Volume - R$ 000                    642      331    1,041
BOVESPA Average Price of the period - R$ / 000 shares  20.47    19.51    16.41
-------------------------------------------------------------------------------
Total ADRs1 at NYSE (000 ADRs)                         4,685    7,603    5,293
ADRs Average Daily Volume                             18,468   13,229   38,122
ADRs Average Daily Volume - US$ 000                      157      127      235
ADR Average price in the period (US$)                   8.50     9.57     6.16
-------------------------------------------------------------------------------
TOTAL2 Average Daily Volume - thousand shares         47,729   28,967   96,086
TOTAL2 Average Daily Volume - R$ 000                     975      561    1,558
-------------------------------------------------------------------------------

1 1 ADR = 1,000 preferred shares
2 Total = BOVESPA + NYSE

                           ULTRAPAR PARTICIPACOES S/A
                           CONSOLIDATED BALANCE SHEET
                      In millions of reais - Corporate law

                                                -------------------------------
                                                        QUARTERS ENDED IN
                                                -------------------------------
                                                  MAR         MAR         DEC
                                                -------     -------    --------
                                                  2002        2001       2001
                                                -------     -------    --------
ASSETS
   Cash and marketable securities                 608.5       890.9       656.0
   Trade accounts receivable                      183.6       162.8       149.3
   Inventories                                     81.7        82.7        94.5
   Other                                          136.5        99.2       145.4
                                                -------     -------     -------
       Total Current Assets                     1,010.3     1,235.6     1,045.2
                                                -------     -------     -------

   Investments                                     89.4        88.1        88.8
   Property, plant and equipment                  705.1       672.0       707.9
   Deferred charges                                72.6        51.5        68.1
     Other long term assets                        46.7        39.6        42.0
                                                -------     -------     -------
       Total Long Term Assets                     913.8       851.2       906.8
                                                -------     -------     -------

TOTAL ASSETS                                    1,924.1     2,086.8     1,952.0
                                                =======     =======     =======

LIABILITIES AND STOCKHOLDERS' EQUITY
   Loans                                          101.6       205.3       124.5
   Suppliers                                       78.2        78.6        88.4
   Salaries and related contributions              41.4        33.8        50.2
   Taxes                                           12.3        10.0         7.8
   Other accounts payable                          29.3        41.8        52.9
                                                -------     -------     -------
       Total Current Liabilities                  262.8       369.5       323.8
                                                -------     -------     -------

   Loans                                          281.1       295.0       290.2
   Deferred income tax                             24.1        25.4        24.0
   Other long term liabilities                     78.1        72.9        74.2
                                                -------     -------     -------
       Total Long Term Liabilities                383.3       393.3       388.4
                                                -------     -------     -------
TOTAL LIABILITIES                                 646.1       762.8       712.2
                                                =======     =======     =======

STOCKHOLDERS' EQUITY
   Capital                                        433.9       433.9       433.9
   Revalution reserve                              25.4        28.7        25.9
   Revenue reserves                               340.2       256.0       340.2
   Retained earnings                               24.8       181.5           -
                                                -------     -------     -------
       Total Stockholders' Equity                 824.3       900.1       800.0
                                                -------     -------     -------
       Minority Interests                         453.7       423.9       439.8
                                                -------     -------     -------
TOTAL STOCKHOLDERS' EQUITY & M.I                1,278.0     1,324.0     1,239.8
                                                -------     -------     -------

TOTAL LIAB. AND STOCKHOLDERS' EQUITY            1,924.1     2,086.8     1,952.0
                                                =======     =======     =======

   Cash                                           608.5       890.9       656.0
   Debt                                           382.7       500.3       414.7
                                                -------     -------     -------
   Net cash (debt)                                225.8       390.6       241.3

                           ULTRAPAR PARTICIPACOES S/A
                        CONSOLIDATED STATEMENT OF INCOME
          In millions of reais (except per share data) - Corporate law

                                                    QUARTERS ENDED IN              ACCUMULATED
                                              ------------------------------   -------------------
                                                MAR        MAR        DEC        MAR        MAR
                                              --------   --------   --------   --------   --------
                                                2002       2001       2001       2002       2001
                                              --------   --------   --------   --------   --------

Net sales                                       579.6      510.2      591.5      579.6      510.2

   Cost of goods sold                          (446.9)    (394.6)    (435.0)    (446.9)    (394.6)

Gross profit                                    132.7      115.6      156.5      132.7      115.6

   Operating expenses
      Selling                                   (24.7)     (24.6)     (39.7)     (24.7)     (24.6)
      General and administrative                (35.7)     (31.2)     (35.3)     (35.7)     (31.2)
      Depreciation and amortization             (19.0)     (14.2)     (18.5)     (19.0)     (14.2)

   Other operating results                        0.8        1.2       (0.3)       0.8        1.2

Income before equity and financial
     results                                     54.1       46.8       62.7       54.1       46.8

   Financial results
      Financial income                           22.2       39.4      (29.6)      22.2       39.4
      Financial expenses                        (13.9)     (38.9)      21.4      (13.9)     (38.9)
      Taxes on financial activities              (7.6)      (6.4)      (8.0)      (7.6)      (6.4)

   Equity in earnings (losses) of affiliates
     Affiliates                                   1.1        1.3        0.9        1.1        1.3
     Benefit of tax holidays                      6.2        6.0        6.0        6.2        6.0

   Non-operating income (expense)                (1.4)      (1.4)      (2.6)      (1.4)      (1.4)

Income before taxes                              60.7       46.8       50.8       60.7       46.8

   Social contribution and income tax           (22.3)     (13.5)      (8.3)     (22.3)     (13.5)

Income before minority interest                  38.4       33.3        42.5      38.4       33.3

   Minority interest                            (14.0)     (13.5)     (17.6)     (14.0)     (13.5)

Net Income                                       24.4       19.8       24.9       24.4       19.8
                                               ======     ======     ======     ======     ======

EBITDA                                           82.6       69.7       90.4       82.6       69.7
Depreciation and amortization                    28.5       22.9       27.7       28.5       22.9
Investments                                      32.1       48.2       41.1       32.1       48.2

RATIOS

Earnings / 1000 shares                           0.46       0.38       0.47       0.46       0.38

   Net debt / Stockholders' equity                 Na         Na         Na
   Net debt / LTM EBITDA                           Na         Na         Na
   Net interest expense / EBITDA                   Na       0.08       0.18         Na       0.08

  Operating margin                                  9%         9%        11%         9%         9%
  EBITDA margin                                    14%        14%        15%        14%        14%

                           ULTRAPAR PARTICIPACOES S/A
                       CONSOLIDATED CASH FLOW STATEMENT
                      In millions of reais - corporate law


                                                                              MAR
                                                                       ------------------
                                                                         2002      2001
                                                                       --------  --------
Cash Flows from operating activities                                       45.9     51.3
  Net income                                                               24.3     20.0
  Minority interest                                                        14.0     13.5
  Depreciation and amortization                                            28.5     22.9
  Working capital                                                         (24.2)   (34.4)
  Financial expenses (A)                                                    4.8     30.1
  Other                                                                    (1.5)    (0.9)

Cash Flows from investing activities                                      (28.3)   (45.9)
  Additions to property, plant, equipment and deferred charges            (29.3)   (48.2)
  Disposals of permanent assets                                             0.7      1.0
  Acquisition of minority interests (including treasury shares)            --       (0.2)
  Dividends received from affiliates                                        0.4      0.4
  Other                                                                    (0.1)     0.9

Cash Flows from financing activities                                      (65.1)    23.3
  Short term debt, net                                                    (25.0)    51.1
  Issuances                                                                 4.8      6.8
  Debt payments                                                           (20.5)   (16.4)
  Related companies                                                        (1.1)    (0.7)
  Dividends paid (B)                                                      (23.1)   (18.9)
  Other                                                                    (0.2)     1.3

Net increase (decrease) in cash and cash equivalents                      (47.5)    28.6

Cash and cash equivalents at the beginning of the period                  656.0    862.3
                                                                       --------  -------
Cash and cash equivalents at the end of the period                        608.5    890.9
                                                                       ========  =======

Supplemental disclosure of cash flow information
  Cash paid for interest (C)                                                5.0      5.7
  Cash paid for taxes on income (C)                                         5.1      2.4
  Supplier financing of acquisition of property, plant and equipment        2.8        -


(A) Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.

(B)  Including dividends paid by Ultrapar and its subsidiaries.

(C)  Included in cash flow from operating activities.

                           ULTRAGAZ PARTICIPACOES S/A
                          CONSOLIDATED BALANCE SHEET
                     In millions of reais - Corporate law


                                                      --------------------------
                                                           QUARTERS ENDED IN
                                                      --------------------------
                                                        MAR      MAR      DEC
                                                      -------- -------- --------
                                                        2002     2001     2001
                                                      -------- -------- --------
ASSETS
  Cash, marketable securities and related parties        90.7    132.7    159.9
  Trade accounts receivable                             105.0     84.0     88.4
  Inventories                                            13.8     22.8     14.8
  Other                                                  60.3     52.9     68.7
                                                      -------- -------- --------
    Total Current Assets                                269.8    292.4    331.8
                                                      -------- -------- --------

  Investments                                             1.5      1.4      1.5
  Property, plant & equipment                           329.0    306.0    333.3
  Deferred charges                                       71.0     48.8     67.6
  Other long term assets                                 24.7     20.6     21.6
                                                      -------- -------- --------
    Total Long Term Assets                              426.2    376.8    424.0
                                                      -------- -------- --------

TOTAL ASSETS                                            696.0    669.2    755.8
                                                      ======== ======== ========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Loans                                                  45.7     40.3     42.4
  Suppliers                                              62.8     45.2     53.9
  Salaries and related contributions                     21.7     18.0     22.6
  Taxes                                                   6.0      1.5      1.7
  Other accounts payable                                  7.8      8.1      7.9
                                                      -------- -------- --------
    Total Current Liabilities                           144.0    113.1    128.5
                                                      -------- -------- --------

  Loans and related parties                             320.2    347.1    404.9
  Deferred income tax                                       -      3.1        -
  Other long term liabilities                            37.8     35.3     36.5
                                                      -------- -------- --------
    Total Long Term Liabilities                         358.0    385.5    441.4
                                                      -------- -------- --------
TOTAL LIABILITIES                                       502.0    498.6    569.9
                                                      ======== ======== ========

STOCKHOLDERS' EQUITY
  Capital                                                42.4     41.1     42.4
  Revaluation reserve                                    22.6     23.7     22.8
  Revenue reserves                                       56.6     48.9     56.6
  Retained earnings                                      49.8     35.0     42.4
                                                      -------- -------- --------
  Total Stockholders' Equity                            171.4    148.7    164.2
                                                      -------- -------- --------
  Minority Interests                                     22.6     21.9     21.7
                                                      -------- -------- --------
TOTAL STOCKHOLDERS' EQUITY & M.I.                       194.0    170.6    185.9
                                                      -------- -------- --------

TOTAL LIAB. AND STOCKHOLDERS' EQUITY                    696.0    669.2    755.8
                                                      ======== ======== ========

  Cash and related parties                               90.7    132.7    159.9
  Debt and related parties                              365.9    387.4    447.3
                                                      -------- -------- --------
  Net cash (debt)                                      (275.2)  (254.7)  (287.4)

                           ULTRAGAZ PARTICIPACOES S/A
                       CONSOLIDATED STATEMENT OF INCOME
                      In millions of reais - Corporate law


                                                    -------------------------------------       -----------------------
                                                              QUARTERS ENDED IN                      ACCUMULATED
                                                    -------------------------------------       -----------------------
                                                      MAR           MAR            DEC            MAR            MAR
                                                    --------      --------       --------       --------       --------
                                                      2002          2001           2001           2002           2001
                                                    --------      --------       --------       --------       --------
Net sales                                            390.7          298.7          365.2          390.7          298.7

Cost of goods sold                                  (314.4)        (248.0)        (288.8)        (314.4)        (248.0)

Gross profit                                          76.3           50.7           76.4           76.3           50.7

Operating expenses
  Selling                                            (14.2)         (13.7)         (20.8)         (14.2)         (13.7)
  General and administrative                         (14.0)         (10.8)         (12.9)         (14.0)         (10.8)
  Depreciation and amortization                      (17.9)         (13.1)         (17.5)         (17.9)         (13.1)

Other operating results                              0.4            0.8            0.5            0.4            0.8

Income before equity and financial
  results                                             30.6           13.9           25.7           30.6           13.9

  Financial results
    Financial income                                     -            2.4          (22.6)             -            2.4
    Financial expenses                                (8.8)         (22.2)          14.6           (8.8)         (22.2)
    Taxes on financial activities                     (3.8)          (2.5)          (3.5)          (3.8)          (2.5)

Equity in earnings (losses) of affiliates
  Affiliates                                           0.1             -             0.1            0.1             -
  Benefit of tax holidays                              1.6             -             0.8            1.6             -

Non-operating income (expense)                       (1.5)          (1.7)          (4.6)          (1.5)          (1.7)

Income before taxes                                  18.2          (10.1)          10.5           18.2          (10.1)

  Social contribution and income tax                (10.1)           3.3           (3.1)         (10.1)           3.3

Income before minority interest                       8.1           (6.8)           7.4            8.1           (6.8)

  Minority Interest                                  (0.9)             -           (1.7)          (0.9)             -

Net Income                                            7.2           (6.8)           5.7            7.2           (6.8)
                                                 ========       ========       ========       ========       ========

EBITDA                                               48.5           27.0           43.2           48.5           27.0
Depreciation and amortization                        17.9           13.1           17.5           17.9           13.1
Investments                                          18.8           37.3           27.7           18.8           37.3

RATIOS

  Operating margin                                      8%             5%             7%             8%             5%
  EBITDA margin                                        12%             9%            12%            12%             9%

                       OXITENO S/A - INDUSTRIA E COMERCIO
                          CONSOLIDATED BALANCE SHEET
                     In millions of reais - Corporate law


                                                             -----------------------------------
                                                                      QUARTERS ENDED IN
                                                             -----------------------------------
                                                                MAR         MAR          DEC
                                                             --------     --------      --------
                                                                2002        2001          2001
                                                             --------     --------      --------
ASSETS
   Cash, marketable securities and related parties             330.9        437.5         385.5
   Trade accounts receivable                                    69.0         70.9          50.2
   Inventories                                                  66.6         58.9          78.5
   Other                                                        51.6         33.2          54.9
                                                             --------     --------      --------
     Total Current Assets                                      518.1        600.5         569.1
                                                             --------     --------      --------

   Investments                                                 102.8        100.4         101.3
   Property, plant & equipment                                 301.5        289.9         299.5
   Deferred charges                                              3.9          5.5           2.8
   Other long term assets                                       12.5          9.9          11.1
                                                             --------     --------      --------
     Total Long Term Assets                                    420.7        405.7         414.7
                                                             --------     --------      --------

TOTAL ASSETS                                                   938.8      1,006.2         983.8
                                                             ========     ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
   Loans                                                        50.6        159.8          77.0
   Suppliers                                                    12.4         30.5          31.6
   Salaries and related contributions                           15.1         12.3          23.7
   Taxes                                                         3.5          4.6           2.8
   Other accounts payable                                       17.3         14.1          26.3
                                                             --------     --------      --------
     Total Current Liabilities                                  98.9        221.3         161.4
                                                             --------     --------      --------

   Loans and related parties                                    56.2         89.0          62.3
   Deferred income tax                                          24.1         22.3          24.0
   Other long term liabilities                                  18.8         21.1          17.1
                                                             --------     --------      --------
     Total Long Term Liabilities                                99.1        132.4         103.4
                                                             --------     --------      --------
TOTAL LIABILITIES                                              198.0        353.7         264.8
                                                             ========     ========      ========

STOCKHOLDERS' EQUITY
   Capital                                                     300.0        295.4         300.0
   Revaluation reserve                                           7.8          9.3           8.1
   Revenue reserves                                            399.4        227.1         399.4
   Retained earnings                                            22.1        109.3             -
                                                             --------     --------      --------
     Total Stockholders' Equity                                729.3        641.1         707.5
                                                             --------     --------      --------
     Minority Interests                                         11.5         11.4          11.5
                                                             --------     --------      --------
TOTAL STOCKHOLDERS' EQUITY & M.I.                              740.8        652.5         719.0

TOTAL LIAB. AND STOCKHOLDERS' EQUITY                           938.8      1,006.2         983.8
                                                             ========     ========      ========


   Cash and related parties                                    330.9        437.5         385.5
   Debt and related parties                                    106.8        248.8         139.3
                                                             --------     --------      --------
   Net cash (debt)                                             224.1        188.7         246.2

                       OXITENO S/A - INDUSTRIA E COMERCIO
                       CONSOLIDATED STATEMENT OF INCOME
                      In millions of reais - Corporate law


                                            ---------------------------  ------------------
                                                  QUARTERS ENDED IN         ACCUMULATED
                                            ---------------------------  ------------------
                                              MAR       MAR       DEC      MAR       MAR
                                            --------  --------  -------  --------  --------
                                              2002      2001      2001     2002      2001
                                            --------  --------  -------  --------  --------
Net sales                                    169.2     194.3     206.5     169.2     194.3

  Cost of goods sold
    Variable                                 (98.3)   (114.6)   (112.9)    (98.3)   (114.6)
    Fixed                                    (18.4)    (18.2)    (17.7)    (18.4)    (18.2)
    Depreciation and amortization             (7.1)     (6.6)     (7.0)     (7.1)     (6.6)

Gross profit                                  45.4      54.9      68.9      45.4      54.9

  Operating expenses
    Selling                                  (10.5)    (10.8)    (18.8)    (10.5)    (10.8)
    General and administrative               (16.8)    (15.0)    (18.4)    (16.8)    (15.0)
    Depreciation and amortization             (0.8)     (0.7)     (0.7)     (0.8)     (0.7)

  Other operating results                      0.6       0.3         -       0.6       0.3

Income before equity and financial
  results                                     17.9      28.7      31.0      17.9      28.7

  Financial results
    Financial income                          13.9      22.2     (15.1)     13.9      22.2
    Financial expenses                        (4.8)    (17.8)      7.7      (4.8)    (17.8)
    Taxes on financial activities             (2.4)     (2.8)     (3.0)     (2.4)     (2.8)

  Equity in earnings (losses) of affiliates
    Affiliates                                 1.8       1.9       2.2       1.8       1.9
    Benefit of tax holidays                    3.9       5.4       4.5       3.9       5.4

  Non-operating income (expense)                 -         -       2.0         -          -

Income before taxes                           30.3      37.6      29.3      30.3      37.6

  Social contribution and income tax          (8.4)    (10.4)     (1.3)     (8.4)    (10.4)

Income before minority interest               21.9      27.2      28.0      21.9      27.2

  Minority interest                              -         -         -         -         -

Net Income                                    21.9      27.2      28.0      21.9      27.2
                                            ======    ======    ======    ======    ======
EBITDA                                        25.8      35.9      38.6      25.8      35.9
Depreciation and amortization                  7.9       7.2       7.6       7.9       7.2
Investments                                   10.9       7.2       9.9      10.9       7.2

RATIOS

  Operating margin                              11%       15%       15%       11%       15%
  EBITDA margin                                 15%       18%       19%       15%       18%

                        ULTRACARGO PARTICIPACOES LTDA.
                           CONSOLIDATED BALANCE SHEET
                      In millions of reais - Corporate law


                                                    ----------------------
                                                      QUARTERS ENDED IN
                                                    ----------------------
                                                     MAR     MAR     DEC
                                                    ------  ------  ------
                                                     2002    2001    2001
                                                    ------  ------  ------
ASSETS
  Cash, marketable securities and related parties     76.2    72.8    81.9
  Trade accounts receivable                           10.9     9.0    12.4
  Inventories                                          1.3     1.0     1.2
  Other                                                2.7     2.1     2.4
                                                    ------  ------  ------
    Total Current Assets                              91.1    84.9    97.9
                                                    ------  ------  ------

  Investments                                          0.3     0.2     0.3
  Property, plant & equipment                         60.5    60.1    60.7
  Deferred charges                                     0.3     0.1     0.3
  Other long term assets                               1.6     1.3     1.4
                                                    ------  ------  ------
    Total Long Term Assets                            62.7    61.6    62.7
                                                    ------  ------  ------

TOTAL ASSETS                                         153.8   146.6   160.6
                                                    ======  ======  ======

LIABILITIES AND STOCKHOLDERS' EQUITY
  Loans                                                5.3     5.2     5.1
  Suppliers                                            3.8     3.6     4.3
  Salaries and related contributions                   4.6     3.5     3.9
  Taxes                                                2.7     3.7     2.8
  Other accounts payable                               0.2     0.2     2.4
                                                    ------  ------  ------
    Total Current Liabilities                         16.5    16.3    18.6
                                                    ------  ------  ------

  Loans and related parties                           10.4    20.1    19.6
  Deferred income tax                                    -       -       -
  Other long term liabilities                         17.1    14.3    16.5
                                                    ------  ------  ------
    Total Long Term Liabilities                       27.4    34.4    36.1
                                                    ------  ------  ------
TOTAL LIABILITIES                                     43.9    50.7    54.6
                                                    ======  ======  ======

STOCKHOLDERS' EQUITY
  Capital                                             31.0    17.3    31.0
  Revaluation reserve                                  0.5     0.8     0.5
  Revenue reserves                                       -       -       -
  Retained earnings                                   64.2    42.5    61.1
                                                    ------  ------  ------
    Total Stockholders' Equity                        95.7    60.6    92.6
                                                    ------  ------  ------
    Minority Interests                                14.2    35.4    13.3
                                                    ------  ------  ------
TOTAL STOCKHOLDERS' EQUITY & M.I                     109.9    95.9   106.0
                                                    ------  ------  ------

TOTAL LIAB. AND STOCKHOLDERS' EQUITY                 153.8   146.6   160.6
                                                    ======  ======  ======

  Cash and related parties                            76.2    72.8    81.9
  Debt and related parties                            15.6    25.3    24.7
                                                    ------  ------  ------
  Net cash (debt)                                     60.6    47.5    57.2
                                                    ======  ======  ======

                         ULTRACARGO PARTICIPACOES LTDA.
                       CONSOLIDATED STATEMENT OF INCOME
                      In millions of reais - Corporate law


                                               ------------------------   ---------------
                                                  QUARTERS ENDED IN         ACCUMULATED
                                               ------------------------   ---------------
                                                MAR      MAR      DEC      MAR      MAR
                                               ------   ------   ------   ------   ------
                                                2002     2001     2001     2002     2001
                                               ------   ------   ------   ------   ------
Net sales                                       27.7     24.8     28.8     27.7     24.8

  Cost of sales                                (16.8)   (14.9)   (17.6)   (16.8)   (14.9)

Gross profit                                    10.9      9.9     11.2     10.9      9.9

  Operating expenses
    Selling                                        -        -        -        -        -
    General and administrative                  (6.3)    (5.4)    (6.3)    (6.3)    (5.4)
    Depreciation and amortization               (0.2)    (0.1)    (0.2)    (0.2)    (0.1)

  Other operating results                        0.2      0.1      0.1      0.2      0.1

Income before equity and financial
  results                                        4.6      4.5      4.8      4.6      4.5

  Financial results
    Financial income                             0.9      2.0      0.7      0.9      2.0
    Financial expenses                          (0.5)    (0.5)    (0.5)    (0.5)    (0.5)
    Taxes on financial activities               (0.2)    (0.2)    (0.2)    (0.2)    (0.2)

  Equity in earnings (losses) of affiliates
    Affiliates                                     -     (0.1)       -        -     (0.1)
    Benefits of tax holidays                     0.7      0.6      0.7      0.7      0.6

  Non-operating income (expense)                 0.1      0.2        -      0.1      0.2

Income before taxes                              5.6      6.5      5.5      5.6      6.5

  Social contribution and income tax            (1.7)    (2.1)    (1.7)    (1.7)    (2.1)

Income before minority interest                  3.9      4.4      3.9      3.9      4.4

  Minority interest                             (0.7)    (1.4)    (0.6)    (0.7)    (1.4)

Net Income                                       3.2      3.0      3.3      3.2      3.0
                                               =====    =====    =====    =====    =====

EBITDA                                           7.2      6.9      7.3      7.2      6.9
Depreciation and amortization                    2.6      2.3      2.4      2.6      2.3
Investments                                      2.3      3.7      3.5      2.3      3.7

RATIOS

Operating margin                                  17%      18%      17%      17%      18%
EBTIDA margin                                     26%      28%      25%      26%      28%

                           ULTRAPAR PARTICIPACOES S/A
                         CONSOLIDATED INCOME STATEMENT
       In millions of US dollars (except per share data) - Corporate law


                           ---------------------------    ----------------
                               QUARTERS ENDED IN             ACCUMULATED
                           ---------------------------    ----------------
                            MAR       MAR        DEC       MAR       MAR
                           ------    ------     ------    ------    ------
                            2002      2001       2001      2002      2001
                           ------    ------     ------    ------    ------
Net sales
Ultrapar                   243.4     253.2      232.0     243.4     253.2
Ultragaz                   164.1     148.2      143.2     164.1     148.2
Oxiteno                     71.1      96.4       81.0      71.1      96.4
Ultracargo                  11.6      12.3       11.3      11.6      12.3

Operating income
Ultrapar                    22.7      23.2       24.6      22.7      23.2
Ultragaz                    12.8       6.9       10.1      12.8       6.9
Oxiteno                      7.5      14.2       12.2       7.5      14.2
Ultracargo                   1.9       2.2        1.9       1.9       2.2

Operating margin
Ultrapar                       9%        9%        11%        9%        9%
Ultragaz                       8%        5%         7%        8%        5%
Oxiteno                       11%       15%        15%       11%       15%
Ultracargo                    17%       18%        17%       17%       18%

EBITDA
Ultrapar                    34.7      34.6       35.5      34.7      34.6
Ultragaz                    20.4      13.4       16.9      20.4      13.4
Oxiteno                     10.8      17.8       15.1      10.8      17.8
Ultracargo                   3.0       3.4        2.8       3.0       3.4

EBITDA margin
Ultrapar                      14%       14%        15%       14%       14%
Ultragaz                      12%        9%        12%       12%        9%
Oxiteno                       15%       18%        19%       15%       18%
Ultracargo                    26%       28%        25%       26%       28%

Net income
Ultrapar                    10.2       9.8        9.8      10.2       9.8
Ultragaz                     3.0      (3.4)       2.2       3.0      (3.4)
Oxiteno                      9.2      13.5       11.0       9.2      13.5
Ultracargo                   1.3       1.5        1.3       1.3       1.5

Net income/ 1000 shares     0.19      0.19       0.18      0.19      0.19

                                               ULTRAPAR PARTICIPACOES S/A
                                          LOANS, CASH AND MARKETABLE SECURITIES
                                           In millions of reais - Corporate law

                                            Balance in March/2002
      Loans                  -------------------------------------------------------   Index/     Interest Rate %   Maturity and
                                                         Ultrapar          Ultrapar  Currency(*)  Minimum  Maximum  Amortization
                             Ultragaz Oxiteno Ultracargo Holding  Other Consolidated                                    Schedule
Foreign Currency

  International Finance
    Corporation - IFC               -    23.8          -        -     -         23.8      US$         9.4      9.4  Semi-annually
                                                                                                                    until 2003

  Eurobonds                     143.0       -          -        -     -        143.0      US$         9.0      9.0  Semi-annually
                                                                                                                    until 2005

  Financings of Inventories
    and Property Plant &
    Equipment                     3.7     3.4          -        -     -          7.1      US$           -      7.4  Semi-annually
                                                                                                                    and Anually
                                                                                                                    until 2003
  Advances on Foreign Exchange
    Contracts                       -     9.1          -        -     -          9.1      US$         2.4      6.0  Maximum of 69
                                                                                                                    days from hiring
                                                                                                                    date
                    Subtotal    146.7    36.3          -        -     -        183.0

Local Currency

  Nacional Bank for
    Economic                    104.4    54.0        5.4        -     -        163.8  TJLP or         1.8      6.5  Monthly and
                                                                                      IGP-M                         semi-annually
                                                                                                                    until 2008
  and Social Development -
    BNDES                        10.0     0.1          -        -     -         10.1  UMBNDES        10.4     11.9  Monthly until
                                                                                                                    2007

  Agency for Financing
  Machinery and Equipment
    (FINAME)                      7.0     9.5        8.3        -     -         24.8     TJLP         1.8      5.5  Monthly until
                                                                                                                    2007

  Onlendings                        -     1.0          -        -     -          1.0     TJLP         4.0      4.0  Monthly until
                                                                                                                    2002

                    Subtotal    121.4    64.6       13.7        -     -        199.7

                      Total     268.1   100.9       13.7        -     -        382.7

Composition per Annum

  Up to 1 Year                   45.7    50.6        5.3        -     -        101.6
  From 1 to 2 Years              35.2    29.4        4.3        -     -         68.9
  From 2 to 3 Years              26.3     8.5        2.7        -     -         37.5
  From 3 to 4 Years             153.4     6.1        1.2        -     -        160.7
  From 4 to 5 Years               7.5     3.5        0.2        -     -         11.2
  From 5 to 6 Years                 -     2.8          -        -     -          2.8
  From 6 to 7 Years                 -       -          -        -     -            -

                      Total     268.1   100.9       13.7        -     -        382.7

(*) TJLP - Long Term Interest / IGPM - Market General Price Index /
    UMBNDES - BNDES Basket of Currencies
------------------------------------------------------------------------------------------------------------------------------------

                                               Balance in March/2002
                              -----------------------------------------------------------
                                                            Ultrapar          Ultrapar
                              Ultragaz  Oxiteno  Ultracarg   Holding  Other  Consolidated

Cash and marketable securities   80.4     330.9       11.0     117.5   68.7         608.5

Next Events - Ultrapar Participacoes will held Conference Call regarding 1Q02 Results and Perspectives, on May 10, 2002.

Conference Call in Portuguese: 10:30 AM (EST time)
Registration: For your registration, please call (55-11)3155-1687 or send an e-mail to conferencecall@wittel.com.br, with your name, telephone number and Company. Access: The access to the Conference Call, after your registration, is through the following telephone number: (55-11) 3155-1671

Conference Call In English: 11:30 AM (EST time)
Registration: US Participants: (1-888) 318-6432
International Participants: (1-334) 260-0508
Security Code: ULTRAPAR

A replay of the conference will be available following the call through May 17, 2002, by dialing: US (1-800) 858-5309 / International: (1-334) 323-9869 (Access
code # 40531; Pass code # 85972).








All financial information has been prepared in accordance with corporate law accounting. All figures are given in Brazilian Reais, except on page 18, where amounts were converted to U.S. dollars based on the average commercial exchange rates for the corresponding periods.


For further information please contact:

Investor Relations Department
Ultrapar Participacoes S.A.
(55 11) 3177-6513
fbrasil@ultra.com.br
www.ultra.com.br

                                                                         ITEM 2


(A free translation of the original report in Portuguese on the limited review of Quarterly Information (ITR) prepared in conformity with accounting principles determined by Brazilian corporate legislation)




Ultrapar Participacoes S.A.
Report of Independent Accountants
on the Limited Review of Quarterly
Information (ITR)
March 31, 2002

(A free translation of the original report in Portuguese)




Report of Independent Accountants on the Limited Review of Quarterly Information


April 30, 2002

To the Board of Directors and Stockholders
Ultrapar Participacoes S.A.




1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Ultrapar Participacoes S.A. for the quarters ended March 31, 2002 and 2001. This information is the responsibility of company management. The limited reviews of the accounting information for the quarters ended March 31, 2002 and 2001 of the indirect subsidiary Oxiteno S.A. Industria e Comercio and its subsidiaries Oxiteno Nordeste S.A. Industria e Comercio, Oxiquimica S.A. and Oxiteno Overseas Corporation, all of which are accounted for on the equity method, were carried out by other independent accountants, and our report, insofar as it relates to the investment in that subsidiary and the equity in the income thereof, in the amounts of R$ 349,518 thousand and R$ 10,398 thousand (March 31, 2001 - R$ 307,186 thousand and R$ 13,247 thousand), respectively, is based exclusively on the reports of these other independent accountants.

2 Our limited reviews were performed in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Brazilian Federal Accounting Council, and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of the company with regard to the principal criteria adopted for the preparation of the interim financial information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the company's financial position and operations.

April 30, 2001
Ultrapar Participacoes S.A.


3 Based on our limited reviews and on the reports of the other independent accountants, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph for it to be in conformity with the accounting principles determined by Brazilian corporate legislation applicable to the preparation of the quarterly information, consistent with the regulations of the Brazilian Securities Commission (CVM).

4 The Quarterly Information (ITR) also contains accounting information relating to the quarter ended December 31, 2001. We examined this information at the time of its preparation, in connection with the audit of the financial statements at that date, on which we issued our corresponding unqualified opinion, dated January 31, 2002, based on our work and the opinion of the other independent accountants for the investment of R$ 454,678 thousand in Ultraquimica Participacoes S.A.



PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5



Paulo Cesar Estevao Netto
Partner
Contador CRC 1RJ026365/T-6 "T" SP 002331

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

-------------------------------------------------------------------------------
REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.
-------------------------------------------------------------------------------

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - COMPANY NAME              3 - Federal Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------
4 - State Registration Number - NIRE
35.300.109.724
----------------------------------------------------------------------------------------

01.02 - HEAD OFFICE

------------------------------------------------------------------------------------------------------------------------------------
1 - ADDRESS                                           2 - SUBURB OR DISTRICT
Av.  Brigadeiro  Luiz  Antonio,  1343  - 9o. andar    Bela Vista
------------------------------------------------------------------------------------------------------------------------------------
3 - POSTAL CODE                                       4 - MUNICIPALITY                                     5 - STATE
01317-910                                             Sao Paulo                                            SP
------------------------------------------------------------------------------------------------------------------------------------
6 - AREA CODE           7 - TELEPHONE               8 - TELEPHONE                  9 - TELEPHONE            10 - TELEX
11                      3177-6513                   3177-6764                      0000-0000                0000-0000
------------------------------------------------------------------------------------------------------------------------------------
11 - AREA CODE          12 - FAX                    13 - FAX                       14 - FAX
11                      3177-6107                   3177-6246                      0000-0000
------------------------------------------------------------------------------------------------------------------------------------
15 - E-MAIL
invest@ultra.com.br
------------------------------------------------------------------------------------------------------------------------------------

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

------------------------------------------------------------------------------------------------------------------------------------
1 - NAME                         2 - ADDRESS
Fabio Schvartsman                Av. Brigadeiro Luiz Antonio, 1343 - 9(0)andar
------------------------------------------------------------------------------------------------------------------------------------
3 - SUBURB OR DISTRICT           4 - POSTAL CODE                        5 - MUNICIPALITY                    6 - STATE
Bela Vista                       01317-910                              Sao Paulo                           SP
------------------------------------------------------------------------------------------------------------------------------------
7 - AREA CODE           8 - TELEPHONE               9 - TELEPHONE                  10 - TELEPHONE           11 - TELEX
11                      3177-6482                   0000-0000                      0000-0000                0000-0000
------------------------------------------------------------------------------------------------------------------------------------
12 - AREA CODE          13 - FAX                    14 - FAX                       15 - FAX
11                      3287-1931                   0000-0000                      0000-0000
------------------------------------------------------------------------------------------------------------------------------------
15 - E-MAIL
fabiosch@ultra.com.br
------------------------------------------------------------------------------------------------------------------------------------

01.04 - GENERAL INFORMATION - INDEPENDENT ACCOUNTANT

------------------------------------------------------------------------------------------------------------------------------------
CURRENT YEAR                    CURRENT QUARTER                                 PRIOR QUARTER
------------------------------------------------------------------------------------------------------------------------------------
1 - BEGINNING     2 - END       3 - QUARTER   4 - BEGINNING     5 - END         6 - QUARTER   7 - BEGINNING    8 - END
------------------------------------------------------------------------------------------------------------------------------------
   01.01.2002      12.31.2002        1ST         01.01.2002       03.31.2002         4TH         10.01.2001           12.31.2001
------------------------------------------------------------------------------------------------------------------------------------
9 - INDEPENDENT ACCOUNTANT                                                      10 - CVM CODE
------------------------------------------------------------------------------------------------------------------------------------
PricewaterhouseCoopers Auditores Independentes                                  00287-9
------------------------------------------------------------------------------------------------------------------------------------
11 - RESPONSIBLE PROFESSIONAL                                                   12 - TAXPAYER REGISTRATION NUMBER OF THE RESPONSIBLE
                                                                                PROFESSIONAL
------------------------------------------------------------------------------------------------------------------------------------
Paulo Cesar Estevao Netto                                                       018.950.957-00
------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

--------------------------------------------------------------------------------------------------
1 - CVM CODE    2 - COMPANY NAME              3 - Federal Corporate Taxpayers' Registration (CNPJ)
--------------------------------------------------------------------------------------------------
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
--------------------------------------------------------------------------------------------------

01.05 - CAPITAL COMPOSITION

------------------------------------------------------------------------------------------------------------------------------------
               Number of shares                        Current Quarter               Prior quarter        Same quarter in prior year
                  (THOUSAND)                             03.31.2002                    12.31.2001                  03.31.2001
------------------------------------------------------------------------------------------------------------------------------------
Paid-up Capital
------------------------------------------------------------------------------------------------------------------------------------
1 - Common                                                  37,984,012                  37,984,012                        37,984,012
------------------------------------------------------------------------------------------------------------------------------------
2 - Preferred                                               15,015,988                  15,015,988                        15,015,988
------------------------------------------------------------------------------------------------------------------------------------
3 - Total                                                   53,000,000                  53,000,000                        53,000.000
------------------------------------------------------------------------------------------------------------------------------------
Treasury Stock
------------------------------------------------------------------------------------------------------------------------------------
4 - Common                                                           0                           0                                 0
------------------------------------------------------------------------------------------------------------------------------------
5 - Preferred                                                        0                           0                                 0
------------------------------------------------------------------------------------------------------------------------------------
6 - Total                                                            0                           0                                 0
------------------------------------------------------------------------------------------------------------------------------------

01.06 - CHARACTERISTICS OF THE COMPANY

--------------------------------------------------------------------------------
1 - TYPE OF COMPANY
Commercial, industrial and other
--------------------------------------------------------------------------------
2 - SITUATION
Operating
--------------------------------------------------------------------------------
3 - NATURE OF OWNERSHIP
Domestic Holding
--------------------------------------------------------------------------------
4 - ACTIVITY CODE
1170000 - Participation  and Administration
--------------------------------------------------------------------------------
5 - MAIN ACTIVITY
Industrial, commercial and other
--------------------------------------------------------------------------------
6 - TYPE OF CONSOLIDATION
Full
--------------------------------------------------------------------------------
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT
Without Exceptions
--------------------------------------------------------------------------------

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
1 - ITEM              2 - CNPJ                             3 - NAME

--------------------------------------------------------------------------------

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM  2 - EVENT                   3 - DATE APPROVED  4 - AMOUNT    5 - DATE OF PAYMENT  6 - TYPE OF SHARE  7 - AMOUNT PER SHARE
------------------------------------------------------------------------------------------------------------------------------------
01        Board of Directors Meeting  02.25.2002         Dividends     03.20.2002           Common             0.0004036580
------------------------------------------------------------------------------------------------------------------------------------
02        Board of Directors Meeting  02.25.2002         Dividends     03.20.2002           Preferred          0.0004440240
------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

--------------------------------------------------------------------------------------------------
1 - CVM CODE    2 - COMPANY NAME              3 - Federal Corporate Taxpayers' Registration (CNPJ)
--------------------------------------------------------------------------------------------------
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
--------------------------------------------------------------------------------------------------

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

------------------------------------------------------------------------------------------------------------------------------------
              2 - DATE OF       3 - AMOUNT OF THE     4 - AMOUNT OF THE      5 - NATURE OF      7 - NUMBER OF     8 - SHARE PRICE ON
 1 - ITEM      ALTERATION            CAPITAL              ALTERATION          ALTERATION        SHARES ISSUED         ISSUE DATE
                                (IN THOUSANDS OF       (IN THOUSANDS OF                           (THOUSAND)          (IN REAIS)
                                     REAIS)                 REAIS)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

01.10 - INVESTOR RELATIONS OFFICER

------------------------------------------------------------------------------------------------------------------------------------
1 - DATE           2 - SIGNATURE
04.30.2002
------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - CNPJ
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

02.01 - BALANCE SHEET - ASSETS (R$ thousands)

-------------------------------------------------------------------------------------------------------
1 - CODE      2 - DESCRIPTION                                          03.31.2002          12.31.2001
                                                                      (Unaudited)
-------------------------------------------------------------------------------------------------------
1             Total assets                                                  910,378            901,369
-------------------------------------------------------------------------------------------------------
1.01          Current assets                                                132,742             78,204
-------------------------------------------------------------------------------------------------------
1.01.01       Cash and cash equivalents                                     117,496             41,592
-------------------------------------------------------------------------------------------------------
1.01.01.01    Cash and banks                                                  3,880                  3
-------------------------------------------------------------------------------------------------------
1.01.01.02    Financial investments                                         113,616             41,589
-------------------------------------------------------------------------------------------------------
1.01.02       Receivables                                                    15,243             36,612
-------------------------------------------------------------------------------------------------------
1.01.02.01    Taxes recoverable                                              15,243             15,012
-------------------------------------------------------------------------------------------------------
1.01.02.02    Dividends receivable                                                0             21,600
-------------------------------------------------------------------------------------------------------
1.01.03       Inventories                                                         0                  0
-------------------------------------------------------------------------------------------------------
1.01.04       Other                                                               3                  0
-------------------------------------------------------------------------------------------------------
1.02          Long-term receivables                                          30,364             98,788
-------------------------------------------------------------------------------------------------------
1.02.01       Accounts receivable                                                 0                  0
-------------------------------------------------------------------------------------------------------
1.02.02       Related companies                                              28,661             97,198
-------------------------------------------------------------------------------------------------------
1.02.02.01    Affiliates                                                          0                  0
-------------------------------------------------------------------------------------------------------
1.02.02.02    Subsidiary companies                                           28,595             97,132
-------------------------------------------------------------------------------------------------------
1.02.02.03    Other related companies                                            66                 66
-------------------------------------------------------------------------------------------------------
1.02.03       Other                                                           1,703              1,590
-------------------------------------------------------------------------------------------------------
1.02.03.01    Deferred income tax and social contribution                     1,703              1,590
-------------------------------------------------------------------------------------------------------
1.03          Permanent assets                                              747,272            724,377
-------------------------------------------------------------------------------------------------------
1.03.01       Investments                                                   747,272            724,377
-------------------------------------------------------------------------------------------------------
1.03.01.01    Affiliates                                                          0                  0
-------------------------------------------------------------------------------------------------------
1.03.01.02    Subsidiary companies                                          747,087            724,192
-------------------------------------------------------------------------------------------------------
1.03.01.03    Other investments                                                 185                185
-------------------------------------------------------------------------------------------------------
1.03.02       Property, plant and equipment                                       0                  0
-------------------------------------------------------------------------------------------------------
1.03.03       Deferred charges                                                    0                  0
-------------------------------------------------------------------------------------------------------

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.02 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - CNPJ
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousands)

---------------------------------------------------------------------------------------------------------------
1 - CODE       2 - DESCRIPTION                                              03.31.2002           12.31.2001
                                                                            (Unaudited)
---------------------------------------------------------------------------------------------------------------
2              Total liabilities and stockholders' equity                          910,378             901,369
---------------------------------------------------------------------------------------------------------------
2.01           Current liabilities                                                   4,232              22,270
---------------------------------------------------------------------------------------------------------------
2.01.01        Loans                                                                     0                   0
---------------------------------------------------------------------------------------------------------------
2.01.02        Debentures                                                                0                   0
---------------------------------------------------------------------------------------------------------------
2.01.03        Suppliers                                                               360                 259
---------------------------------------------------------------------------------------------------------------
2.01.04        Taxes and contributions                                                   0                   0
---------------------------------------------------------------------------------------------------------------
2.01.05        Dividends                                                             3,872              22,011
---------------------------------------------------------------------------------------------------------------
2.01.06        Provisions                                                                0                   0
---------------------------------------------------------------------------------------------------------------
2.01.07        Payables to related companies                                             0                   0
---------------------------------------------------------------------------------------------------------------
2.01.08        Other                                                                     0                   0
---------------------------------------------------------------------------------------------------------------
2.02           Long-term liabilities                                                81,978              79,206
---------------------------------------------------------------------------------------------------------------
2.02.01        Loans                                                                     0                   0
---------------------------------------------------------------------------------------------------------------
2.02.02        Debentures                                                                0                   0
---------------------------------------------------------------------------------------------------------------
2.02.03        Provisions                                                                0                   0
---------------------------------------------------------------------------------------------------------------
2.02.04        Related companies                                                    77,320              74,810
---------------------------------------------------------------------------------------------------------------
2.02.05        Other                                                                 4,658               4,396
---------------------------------------------------------------------------------------------------------------
2.02.05.01     Other taxes and contributions                                         4,658               4,396
---------------------------------------------------------------------------------------------------------------
2.03           Deferred income                                                           0                   0
---------------------------------------------------------------------------------------------------------------
2.05           Stockholders' equity                                                824,168             799,893
---------------------------------------------------------------------------------------------------------------
2.05.01        Capital                                                             433,857             433,857
---------------------------------------------------------------------------------------------------------------
2.05.02        Capital reserves                                                          0                   0
---------------------------------------------------------------------------------------------------------------
2.05.03        Revaluation reserves                                                 25,354              25,862
---------------------------------------------------------------------------------------------------------------
2.05.03.01     Own assets                                                                0                   0
---------------------------------------------------------------------------------------------------------------
2.05.03.02     Subsidiary/affiliated companies                                      25,354              25,862
---------------------------------------------------------------------------------------------------------------
2.05.04        Revenue reserves                                                    340,174             340,174
---------------------------------------------------------------------------------------------------------------
2.05.04.01     Legal                                                                17,431              17,431
---------------------------------------------------------------------------------------------------------------
2.05.04.02     Statutory                                                                 0                   0
---------------------------------------------------------------------------------------------------------------
2.05.04.03     For contingencies                                                         0                   0
---------------------------------------------------------------------------------------------------------------
2.05.04.04     Unrealized profits                                                        0                   0
---------------------------------------------------------------------------------------------------------------
2.05.04.05     Retention of profits                                                322,743             322,743
---------------------------------------------------------------------------------------------------------------
2.05.04.06     Special for undistributed dividends                                       0                   0
---------------------------------------------------------------------------------------------------------------
2.05.04.07     Other                                                                     0                   0
---------------------------------------------------------------------------------------------------------------
2.05.05        Retained earnings                                                    24,783                   0
---------------------------------------------------------------------------------------------------------------

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

03.01 - STATEMENT OF OPERATIONS (R$ thousands) (Unaudited)

------------------------------------------------------------------------------------------------------------------------------------
1 - CODE       2 - DESCRIPTION                                     3 - 01.01.2002   4 - 01.01.2002    5 - 01.01.2001  6 - 01.01.2001
                                                                    to 03.31.2002    to 03.31.2002     to 03.31.2001   to 03.31.2001
------------------------------------------------------------------------------------------------------------------------------------
3.01           Gross sales and services                                         0                0                 0              0
------------------------------------------------------------------------------------------------------------------------------------
3.02           Deductions                                                       0                0                 0              0
------------------------------------------------------------------------------------------------------------------------------------
3.03           Net sales and services                                           0                0                 0              0
------------------------------------------------------------------------------------------------------------------------------------
3.04           Cost of sales and services                                       0                0                 0              0
------------------------------------------------------------------------------------------------------------------------------------
3.05           Gross profit                                                     0                0                 0              0
------------------------------------------------------------------------------------------------------------------------------------
3.06           Operating income/expenses                                   25,021           25,021            22,923         22,923
------------------------------------------------------------------------------------------------------------------------------------
3.06.01        Selling                                                          0                0                 0              0
------------------------------------------------------------------------------------------------------------------------------------
3.06.02        General and administrative                                    (511)            (511)           (1,095)        (1,095)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03        Financial                                                    2,379            2,379             9,775          9,775
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01     Financial income                                             2,950            2,950            10,354         10,354
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02     Financial expenses                                            (571)            (571)             (579)          (579)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02.01  CPMF/IOF/PIS/COFINS taxes on financial transactions           (567)            (567)             (577)          (577)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02.02  Other financial expenses                                        (4)              (4)              (2)             (2)
------------------------------------------------------------------------------------------------------------------------------------
3.06.04        Other operating income                                         201              201               103            103
------------------------------------------------------------------------------------------------------------------------------------
3.06.05        Other operating expenses                                         0                0                 0              0
------------------------------------------------------------------------------------------------------------------------------------
3.06.06        Equity in the results of subsidiary and associated          22,952           22,952            14,140         14,140
               companies
------------------------------------------------------------------------------------------------------------------------------------
3.07           Operating profit                                            25,021           25,021            22,923         22,923
------------------------------------------------------------------------------------------------------------------------------------
3.08           Non-operating results                                            0                0                 0              0
------------------------------------------------------------------------------------------------------------------------------------
3.08.01        Income                                                           0                0                 0              0
------------------------------------------------------------------------------------------------------------------------------------
3.08.02        Expenses                                                         0                0                 0              0
------------------------------------------------------------------------------------------------------------------------------------
3.09           Income before taxation and profit sharing                   25,021           25,021            22,923         22,923
------------------------------------------------------------------------------------------------------------------------------------
3.10           Provision for income tax and social contribution              (800)            (800)           (3,160)        (3,160)
------------------------------------------------------------------------------------------------------------------------------------
3.11           Deferred income tax                                             113              113               190            190
------------------------------------------------------------------------------------------------------------------------------------
3.12           Statutory profit sharing and contribution                        0                0                 0              0
------------------------------------------------------------------------------------------------------------------------------------
3.12.01        Profit sharing                                                   0                0                 0              0
------------------------------------------------------------------------------------------------------------------------------------
3.12.02        Contribution                                                     0                0                 0              0
------------------------------------------------------------------------------------------------------------------------------------
3.13           Reversal of interest on own capital                              0                0                 0              0
------------------------------------------------------------------------------------------------------------------------------------
3.15           Net income for the period                                   24,334           24,334            19,953         19,953
------------------------------------------------------------------------------------------------------------------------------------
               Number of shares, excluding treasury (in thousands)     53,000,000       53,000,000        53,000,000     53,000,000
------------------------------------------------------------------------------------------------------------------------------------
               Net income per share (in whole reais)                     0.00046          0.00046           0.00038        0.00038
------------------------------------------------------------------------------------------------------------------------------------
               Loss per share                                                  0                0                 0              0
------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
04.01 - Notes to the Quarterly Information (Unaudited) - Amounts in thousands of reais
-------------------------------------------------------------------------------

1    Operations

     The Company invests in commercial and industrial activities, and also subscribes for or purchases shares and quotas of other companies with similar activities.

     Through its subsidiaries, the Company distributes liquefied petroleum gas
     (LPG) in Brazil, produces chemicals and petrochemicals, and transports and stores LPG and chemical products.

2    Presentation of the Quarterly Information

     As established in CVM Instruction No. 248, dated March 29, 1996, and CVM Instruction No. 29, dated April 11, 1996, the Quarterly Information (ITR) is being presented in conformity with the accounting principles determined by Brazilian Corporate Law.

3    Accounting Practices

     In the preparation of the ITR, the Company has used the same accounting practices adopted in the most recent annual financial statements, which are in accordance with the norms enacted by the Brazilian Securities Commission (CVM) and comply with the principles arising from the Brazilian Corporate Law.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
04.01 - Notes to the Quarterly Information (Unaudited) - Amounts in thousands of reais
-------------------------------------------------------------------------------

3.1  Consolidation Criteria

The consolidated financial statements were prepared in accordance with the basic consolidation principles of the Corporate Law and the norms of the CVM and include the following directly and indirectly controlled companies:

                                                                                             Company
                                                                              ownership interest - %
                                                                             -----------------------

                                                                                 Direct     Indirect
                                                                             -----------  ----------
    Ultragaz Participacoes S.A.                                                      77
       Companhia Ultragaz S.A.                                                                   66
       Bahiana Distribuidora de Gas Ltda.                                                        77
       Utingas Armazenadora S.A.                                                                 43

    Ultraquimica Participacoes S.A.                                                100
       Ultraquimica Florestal Ltda.                                                             100
       Melamina Ultra S.A. Industria Quimica                                                     93
       Oleoquimica do Nordeste Ltda.                                                            100
       Oxiteno S.A. Industria e Comercio                                                         48
           Camacari Renovada S.A.                                                                48
           Oxiteno Nordeste S.A. Industria e Comercio                                            46
           Oxiteno International Corporation                                                     48
                  Oxiteno Overseas Corporation                                                   48

    Ultracargo Participacoes Ltda.                                                 100
       Transultra S.A. - Armazenamento e Transporte
            Especializado                                                                       100
       Terminal Quimico de Aratu S.A. - Tequimar                                                 89

    Ultratecno Participacoes Ltda.                                                 100

    Ultradata S/C Ltda.                                                            100

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
04.01 - Notes to the Quarterly Information (Unaudited) - Amounts in thousands of reais
-------------------------------------------------------------------------------

    Imaven Imoveis e Agropecuaria Ltda.                                            100
       Imaven Importadora e Exportadora Ltda.                                                    98

Intercompany investments, asset and liability account balances, income and expenses, as well as the effects arising from significant intercompany transactions, were eliminated. Minority interest in subsidiary companies is presented separately in the financial statements.

     At the extraordinary general meeting (EGM) of shareholders held on December 26, 2001, approval was given to delist and cancel the CVM registration of the indirect subsidiary company Oxiteno Nordeste S.A. - Industria e Comercio. At this meeting, the subsidiary company Oxiteno S.A.
     - Industria e Comercio declared that it would make a public offer for the purchase of all the outstanding Class B preferred shares of Oxiteno Nordeste S.A. - Industria e Comercio through an auction to be held at the Sao Paulo Stock Exchange (BOVESPA), after approval by the CVM (note 20).

4    Taxes Recoverable (Consolidated)

     This balance is comprised, substantially, of credit balances of ICMS (State VAT), IPI (Federal VAT) and prepaid income and social contribution taxes, available for offset in the future.

                                                   03.31.02       12.31.01
                                              -------------  -------------

     Income and social contribution taxes            50,357         54,129
     ICMS                                            57,662         59,564
     IPI                                              6,489          6,159
     Other                                            1,342          1,346
                                              -------------  -------------

                                                    115,850        121,198
                                              =============  =============

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.03 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
04.01 - Notes to the Quarterly Information (Unaudited) - Amounts in thousands of reais
-------------------------------------------------------------------------------

5    Receivables and Debts With Related Parties (Consolidated)

                                                                             Loans            Trade accounts
                                                          ------------------------   -----------------------

                                                               Assets  Liabilities   Receivable      Payable
                                                          -----------  -----------  -----------  -----------
     Serma Associacao dos Usuarios de Equipamentos de
         Processamentos de Dados e Servicos Correlatos            523        2,763
     Associacao dos Proprietarios e Locatarios EEI EMI            772
     Associacao dos Usuarios do Sistema de Comunicacao
         e do Edificio Ernesto Igel                               376
     Petroquimica Uniao S.A.                                                                           3,172
     Onogas S.A Comercio e Industria
     Cetrel - Central de Tratamento de Efluentes
     Oxicap Industria de Gases Ltda.                                                                     699
     Agip do Brasil S.A.                                                                    143
     Quimica da Bahia Industria e Comercio S.A.                              6,771
                                                          -----------  -----------  -----------  -----------

                                                                      Transactions
                                                          ------------------------    Financial
                                                                                         income
                                                                Sales    Purchases    (expense)
                                                          -----------  -----------  -----------
     Serma Associacao dos Usuarios de Equipamentos de
         Processamentos de Dados e Servicos Correlatos
     Associacao dos Proprietarios e Locatarios EEI EMI
     Associacao dos Usuarios do Sistema de Comunicacao
         e do Edificio Ernesto Igel
     Petroquimica Uniao S.A.                                                13,998
     Onogas S.A Comercio e Industria                               17
     Cetrel - Central de Tratamento de Efluentes                               220
     Oxicap Industria de Gases Ltda.                                2        1,076
     Agip do Brasil S.A.                                          732
     Quimica da Bahia Industria e Comercio S.A.                     4                      (159)
                                                          -----------  -----------  -----------

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.03 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
04.01 - Notes to the Quarterly Information (Unaudited) - Amounts in thousands of reais
-------------------------------------------------------------------------------

5    Receivables and Debts With Related Parties (Consolidated)

                                                                             Loans            Trade accounts
                                                          ------------------------   -----------------------

                                                               Assets  Liabilities   Receivable      Payable
                                                          -----------  -----------  -----------  -----------
     Carried forward                                            1,671        9,534          143        3,871
                                                          -----------  -----------  -----------  -----------

                                                                      Transactions
                                                          ------------------------    Financial
                                                                                         income
                                                                Sales    Purchases    (expense)
                                                          -----------  -----------  -----------
     Carried forward                                              755       15,294         (159)

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.03 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
04.01 - Notes to the Quarterly Information (Unaudited) - Amounts in thousands of reais
-------------------------------------------------------------------------------

                                                                             Loans            Trade accounts
                                                          ------------------------   -----------------------

                                                               Assets  Liabilities   Receivable      Payable
                                                          -----------  -----------  -----------  -----------
     Brought forward                                            1,671        9,534          143        3,871

     Petroleo Brasileiro-S.A. - Petrobras                                                             40,251
     Servgas Distribuidora de Gas S.A.                                                       27
     Metalurgica Plus S.A.                                                     257
     Petrogaz Distribuidora  S.A.                                                            16
     Tegal - Terminal de Gases Ltda.
     Copagaz Distribuidora de Gas S.A.                                                       49
     Nacional Gas Butano Distribuidora S.A..                                                172
     Minasgas S.A. Distribuidora de Gas Combustivel                                          31
     Copene Petroquimica do Nordeste S.A                                                               4,405
     Supergasbras Distribuidora de Gas S.A.                                                 106
     Cia. Termeletrica do Planalto Paulista  - TPP                942
     Plenogas - Distribuidora de Gas S.A.                                    1,243
                                                          -----------  -----------  -----------  -----------

     Total March 31, 2002                                       2,613       11,034          544       48,527
                                                          ===========  ===========  ===========  ===========

     Total (*)                                                  1,680       11,036          595       42,591
                                                          ===========  ===========  ===========  ===========
                                                                      Transactions
                                                          ------------------------    Financial
                                                                                         income
                                                                Sales    Purchases    (expense)
                                                          -----------  -----------  -----------
     Brought forward                                              755       15,294         (159)

     Petroleo Brasileiro-S.A. - Petrobras                           8      256,595
     Servgas Distribuidora de Gas S.A.                            156
     Metalurgica Plus S.A.
     Petrogaz Distribuidora  S.A.                                  78
     Tegal - Terminal de Gases Ltda.                                            38
     Copagaz Distribuidora de Gas S.A.                            245
     Nacional Gas Butano Distribuidora S.A..
     Minasgas S.A. Distribuidora de Gas Combustivel               125
     Copene Petroquimica do Nordeste S.A                        6,269       42,479
     Supergasbras Distribuidora de Gas S.A.                       546
     Cia. Termeletrica do Planalto Paulista  - TPP                                            32
     Plenogas - Distribuidora de Gas S.A.
                                                          -----------  -----------  -----------

     Total March 31, 2002                                       8,182     314,406          (127)
                                                          ===========  ==========   ===========

     Total (*)                                                  1,799     280,048           (86)
                                                          ===========  ==========   ===========

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.03 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
04.01 - Notes to the Quarterly Information (Unaudited) - Amounts in thousands of reais
-------------------------------------------------------------------------------

                                                                             Loans            Trade accounts
                                                          ------------------------   -----------------------

                                                               Assets  Liabilities   Receivable      Payable
                                                          -----------  -----------  -----------  -----------

                                                                      Transactions
                                                          ------------------------    Financial
                                                                                         income
                                                                Sales    Purchases    (expense)
                                                          -----------  -----------  -----------

(*) The comparative balances of loans and trade accounts refer to December 31, 2001 and of transactions and financial income (expense) refer to the three-month period ended March 31, 2001.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

     The loan balances with Quimica da Bahia Industria e Comercio S.A. and with Cia. Termeletrica do Planalto Paulista - TPP are indexed to the Long-term Interest Rate (TJLP). The other loans do not have financial charges nor determined maturity dates. The sale and purchase transactions mainly refer to the sale/purchase of raw material, other materials and storage services, which are carried out based on normal prices and market conditions.

6    Income Tax and Social Contribution

(a)  Deferred income tax and social contribution

     The company and its subsidiary companies recognize deferred tax assets and liabilities, which do not expire, arising from tax losses, temporary additions, inflationary profit, revaluation of property, plant and equipment and other items. The tax assets are based on the continuation of the companies' operating profitability. Management expects to realize these tax assets over a maximum period of 3 years. The deferred income tax and social contribution are presented in the following main groups:

                                                                   Parent Company                 Consolidated
                                                             -------------------------------------------------------

                                                             03.31.02        12.31.01       03.31.02        12.31.01
                                                             --------        --------       --------        --------
     Long-term receivables
         Expenses temporarily non-deductible in the
            calculation of taxable income                       1,703           1,584         27,965          24,051
         Tax losses available for offset                                            6          3,069           3,231
                                                             --------        --------       --------        --------

                                                                1,703           1,590         31,034          27,282
                                                             ========        ========       ========        ========

     Long-term liabilities
         Profits earned abroad                                                                21,663          21,461
         Revaluation of property, plant and equipment                                          2,409           2,512
                                                                                            --------        --------

                                                                                              24,072          23,973
                                                                                            ========        ========

(b) Reconciliation of income tax and social contribution in the statement of income

     Income tax and social contribution are reconciled to official tax rates as follows:

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

                                                                       Parent company             Consolidated
                                                                  ----------------------    ----------------------

                                                                   03.31.02     03.31.01     03.31.02     03.31.01
                                                                  ---------    ---------    ---------    ---------
     Profit  before  taxation,  equity in the results
         of subsidiary and  associated  companies and
         minority interest                                            2,069        8,783       53,428       32,416
                                                                  ---------    ---------    ---------    ---------

     Official tax and contribution rates - %                             34           34           34           34
                                                                  ---------    ---------    ---------    ---------
     Tax and contribution  charges at official rates                   (703)      (2,986)     (18,166)     (11,022)


     Adjustments to the effective tax rate:
         Operating provisions and non-
     deductible expenses                                                 16           16       (5,029)        (869)
         Profits earned abroad                                                                   (202)      (2,191)
         Other adjustments                                                                        742          527
                                                                  ---------    ---------    ---------    ---------

     Tax and contribution charges before tax
     incentive benefits                                                (687)      (2,970)     (22,655)     (13,555)

     Employee meal program                                                                        248           57
     Cultural incentives                                                                           67
                                                                  ---------    ---------    ---------    ---------

     Tax and social contribution charges recorded in
     statement of income                                               (687)      (2,970)     (22,340)     (13,498)
                                                                  =========    =========    =========    =========

     Current                                                           (800)      (3,160)     (25,993)     (16,302)
     Deferred                                                           113          190        3,653        2,804

(c)  Tax exemption

     The following indirect subsidiaries have obtained total exemption from federal income tax under a governmental program for the development of the Northeast Region, as follows:

                                                                                               Termination
    Subsidiary                                            Industrial unit    Exemption - %            date
    ------------------------------------------------   -------------------   -------------   -------------
    Oxiteno Nordeste S.A. - Industria e Comercio       Camacari plant                  100            2006

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

    Bahiana Distribuidora de Gas Ltda.                 Mataripe base                   100            2003
                                                       Juazeiro base                   100            2004
                                                       Suape base                      100            2007

    Terminal Quimico de Aratu - Tequimar               Aratu terminal                  100            2003
                                                       Suape terminal                  100            2005

     The subsidiary companies record the tax benefits generated by the total exemption of income tax in a specific capital reserve in stockholders' equity. These benefits are recognized in net income in the parent company's equity accounting, as shown in Note 7.

7    Investments in Subsidiaries

                                                                   Investments             Equity in earnings
                                                     -------------------------     --------------------------

                                                       03.31.02       12.31.01       03.31.02        03.31.01
                                                     ----------     ----------     ----------      ----------
     Ultragaz Participacoes S.A                         132,111        126,571          5,575          (5,271)
     Ultraquimica Participacoes S.A                     467,669        454,679         12,991          15,145
     Ultracargo Participacoes Ltda                       95,709         92,612          3,119           2,993
     Ultratecno Participacoes Ltda                        8,732          8,783            (51)            (94)
     Ultradata S/C Ltda                                   4,511          4,416             95               1
     Imaven Imoveis e Agropecuaria Ltda                  38,355         37,131          1,223           1,366
                                                     ----------     ----------     ----------      ----------

                                                        747,087        724,192         22,952          14,140
                                                     ==========     ==========     ==========      ==========

     In the consolidated financial statements, the investments of the indirect subsidiary Oxiteno Nordeste S.A. Industria e Comercio in the associated companies Fabrica Carioca de Catalisadores S.A. and Quimica da Bahia S.A., are recorded on the basis of their financial statements as of February 28, 2002 and the investment in the associated company Nordeste Quimica S.A. - Norquisa is recorded on the basis of its financial statements as of July 31, 2001, the period in which it had an influence over the management of the company, as established in CVM Instruction no. 247/96.

     The Company's share in the increases in equity of the indirect subsidiaries Bahiana Distribuidora de Gas Ltda., Oxiteno Nordeste S.A. Industria e Comercio and Terminal Quimico de Aratu S.A. - Tequimar, which arose from tax exemptions of R$ 6,432 in the quarter and R$ 5,951 in the three-month period ended March 31, 2001, are included in the equity in the results reported in the income statement.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

8    Property, Plant and Equipment (Consolidated)

                                                                         03.31.02       12.31.01
                                    ---------------------------------------------     ----------
                                                                                                            Annual
                                      Revalued         Accumulated                                    depreciation
                                          cost        depreciation            Net            Net         rates - %
                                    ----------        ------------     ----------     ----------      ------------
     Land                               39,095                             39,095         39,065
     Buildings                         304,548             100,721        203,827        204,491                 4
     Machinery and equipment           716,129             342,239        373,890        366,154           5 to 10
     Vehicles                           91,142              62,486         28,656         30,191          20 to 30
     Furniture and fixtures             10,344               3,412          6,932          6,792                10
     Construction in progress           22,856                             22,856         29,888
     Imports in transit                  2,468                              2,468          5,436
     Others                             46,064              18,642         27,422         25,852          10 to 20
                                    ----------          ----------     ----------     ----------

                                     1,232,646             527,500        705,146        707,869
                                    ==========          ==========     ==========     ==========

     Construction in progress refers mainly to renovations of the industrial complexes of the subsidiary companies, and imports in transit refer mainly to equipment and parts for the Ultrasystem project (small and medium-sized LPG installations for commercial and residential customers).

     The parcels of land on which the Suape and Aratu terminals of the indirect subsidiary Terminal Quimico de Aratu S.A. - Tequimar were constructed belong, respectively, to the SUAPE Port Complex and to Companhia Docas do Estado da Bahia - CODEBA. The Suape land is under lease for ten years through 2005. CODEBA intends to negotiate the terms and amounts of the lease for the Aratu terminal.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

9    Deferred Charges (Consolidated)

     Deferred charges primarily comprise expenditures incurred on the implementation of systems modernization projects of R$ 12,384 (at December 31, 2001-R$ 10,986), which will be amortized over five to ten years, and expenditures for the installation of Ultrasystem equipment at customers' locations totaling R$ 58,086 (at December 31, 2001-R$ 55,913), which will be amortized over the lives of the LPG supply contracts with these customers.


10   Financings (Consolidated)

                                                                                Interest
                                                                  Index/      rate - % -
                                                                currency       per annum     03.31.02     12.31.01
                                                          --------------      ----------  -----------   ----------
     Foreign currency
         International Finance Corporation (IFC)                     US$             9.4       23,865       23,289
         Eurobonds                                                   US$             9.0      142,971      139,642
         Financings of inventories and property, plant
            and equipment                                            US$             7.4        7,108        8,687
         Advances on foreign exchange contracts                      US$      2.3 to 6.0        9,096       33,582
                                                                                          -----------   ----------

                                                                                              183,040      205,200
                                                                                          -----------   ----------

     Local currency
         National Bank for Economic and Social            TJLP and IGP-M      1.8 to 6.5      163,750      169,889
             Development (BNDES)                                 UMBNDES    10.4 to 11.9       10,106       10,365
         FINAME                                                     TJLP      1.8 to 5.5       24,834       27,675
         Onlending operations                                       TJLP             4.0          974        1,544
         Other                                                                  Variable           18           18
                                                                                          -----------   ----------

                                                                                              199,682      209,491
                                                                                          -----------   ----------

     Total financings                                                                         382,722      414,691

     Current                                                                                 (101,588)    (124,525)
                                                                                          -----------   ----------

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

     Long-term                                                                                281,134      290,166
                                                                                          ===========   ==========

     TJLP - Long term interest rate/ IGP-M - General Market price index/ UMBNDES - BNDES monetary unit FINAME - Government Agency for Machinery and Equipment Financing

     Long-term maturities are as follows:

                                                                                             03.31.02     12.31.01
                                                                                          -----------   ----------
     From 1 to 2 years                                                                         68,944       72,725
     From 2 to 3 years                                                                         37,491       39,112
     From 3 to 4 years                                                                        160,712      161,338
     After 4 years                                                                             13,987       16,991
                                                                                          -----------   ----------

                                                                                              281,134      290,166
                                                                                          ===========   ==========

     In June 1997, the indirect subsidiary Companhia Ultragaz S.A. issued Eurobonds in the total amount of US$ 60 million, which fall due in 2005, have put/call options in 2002, and are guaranteed by Ultrapar Participacoes S.A. and Ultragaz Participacoes S.A.


11   Other Taxes and Liabilities - Long-term - (Consolidated)

     The company and its subsidiaries obtained preliminary injunctions to pay PIS (Social Integration Program) and COFINS (Social Contribution on Revenues) taxes without the changes introduced by Law 9718/98. The companies are contesting the addition of 1% to the COFINS rate, as well as the incidence of PIS and COFINS on other revenue. However, the main issue concerns the collection of these taxes by the refinery which supplies LPG using the tax substitution system on behalf of the indirect subsidiary companies Companhia Ultragaz S.A. and Bahiana Distribuidora de Gas Ltda. The tax substitution, which increased the calculation basis of PIS and COFINS by four times the LPG price practiced by the refineries, continued until June 30, 2000, when, the rates of these taxes were increased at the refinery, and reduced to zero for the distributors. The amounts that were not paid, because of the injuctions against the changes introduced by Law 9718/98, were accrued in the financial statements of the company and subsidiaries and amount to R$ 52,595 (at December 31, 2001- R$ 49,329).

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

     The indirect subsidiary Terminal Quimico de Aratu SA - Tequimar obtained a favorable ruling on its suit contesting the payment of social contribution on net income introduced by Law 7689/88. The favorable decision to the subsidiary was a final ruling, but the Federal Government filed an action to overturn the previous decision. The indirect subsidiary company has accrued in the financial statements the amount of R$ 10,944 (at December 31, 2001 - R$ 10,408).

12   Stockholders' Equity

(a)  Capital Stock

     The Subscribed and Paid-in capital stock is R$ 433,857, comprising 53,000,000,000 shares without nominal value, of which 37,984,012,500 are common shares and 15,015,987,500 are preferred shares (at March 31, 2002 there were 4,690,046,000 preferred shares in circulation outside Brazil).

     The preferred shares are not convertible to common shares and have no right to vote, but their holders have the right to a dividend which is at least 10% greater than that paid to common stockholders, as well as priority over common shares upon eventual liquidation of the company, without premium.

(b)  Revaluation Reserve

     The realized portion of the revaluation reserve, which occurs on depreciation, reduction or sale of revalued assets of subsidiary and associated companies, is transferred to retained earnings, net of the tax effects recorded by the subsidiary and associated companies.

     In some cases, the taxes on the revaluation reserve of certain subsidiary and associated companies are recognized only on realization of this reserve, because the revaluations occurred prior to the publication of CVM Deliberation 183/95. The deferred tax charges on these reserves total R$ 9,155 (at December 31, 2001 - R$ 9,272).


13   Risks and Financial Instruments (Consolidated)

     The main risk factors to which the subsidiary companies are exposed reflect strategic-operating and economic-financial aspects. The strategic-operating risks (such as demand, competition, technological and innovation, relevant structural changes in the industry, among others) are addressed by the company's management model. The economic-financial risks mainly reflect customer defaults, macroeconomic variables such as exchange and interest rates, as well as the characteristics of the financial

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

     instruments used by the company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

     Customer default - These risks are managed by specific rules for accepting customers and credit analysis and are mitigated by the diversification of sales. The subsidiary companies Oxiteno S.A. - Industria e Comercio and Oxiteno Nordeste S.A. - Industria e Comercio recorded allowances of R$ 6,312 (at December 31, 2001 - R$ 6,094) or potential losses on receivables from customers in Argentina. At March 31, 2002 receivables from Argentine customers amount to R$ 22,113 (at December 31, 2001 - R$ 28,021), net of this provision.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

Interest rates - The company and its subsidiary companies adopt conservative policies to raise and invest financial resources and to minimize the cost of capital. The investments of the company and its subsidiaries are maintained in transactions linked to the Interbank Deposit Certificate (CDI) rate. A portion of the financial assets is destined for foreign currency risk management, as mentioned below. Raised funds originate from BNDES financings and from abroad, as shown in Note 10.

Exchange rate - Basically the subsidiary companies use foreign currency risk management instruments available in the financial market to cover their liabilities in foreign currency. Given the volatile exchange rate fluctuations during the year 2001, the company began to protect all its foreign currency exposure. The following summary shows the assets and liabilities in foreign currency at March 31, 2002.

Financings in foreign currency                                         183,040
Accounts payable denominated in U.S. dollars for imports                   318
                                                                     ---------

Total consolidated debt denominated in U.S. dollars                    183,358
                                                                     ---------

Financial investments in foreign currency instruments                  181,352
Financial investments denominated in U.S. dollars                       81,992
                                                                     ---------
Accounts receivable from foreign customers, net of advances
    on export contracts                                                 26,384
                                                                     ---------

Total consolidated assets denominated in U.S. dollars                  289,728
                                                                     ---------

Net asset position denominated in U.S. dollars                         106,370
                                                                     =========

The company and its subsidiary companies recorded the net effect of the devaluation of the real in 2001 in net income for the year and did not use the deferral option described in CVM Deliberation 404/01.

Except for the holding of the indirect subsidiary company Oxiteno S.A. - Industria e Comercio in the capital of Petroquimica Uniao S.A., commented below, the other asset and liability financial instruments recorded in the March 31, 2002 financial statements were determined in conformity with the accounting criteria and practices described in the accompanying notes, and their book values approximate market values.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------


The investment in Petroquimica Uniao S.A., representing 1.95% of the total capital, was acquired at a privatization auction held in 1994, and is presented in the financial statements at cost restated through December 31, 1995, of R$ 18,694. The market value of this investment at March 31, 2002, based on the quotation of the company's shares on the stock exchange, was approximately R$ 12,090. Management understands that this investment is properly recorded, in view of its clear strategic and permanent nature, since the investee is an important supplier of raw material to Oxiteno S.A. Industria e Comercio. Also, the acquisition of this investment was made using long-term financing from the National Bank for Economic and Social Development (BNDES), at favorable interest rates compared to those of the market.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

14   Insurance Coverage of Subsidiary Companies

     The companies maintain insurance coverage in amounts considered sufficient to cover losses from eventual damage to assets, as well as their civil responsibility for involuntary, material and/or physical damages caused to third parties arising from their industrial and commercial operations, considering the nature of their activities and the advice of their insurance consultants.


15   Responsibility for Guarantees

     The Company is responsible for sureties and guarantees offered to subsidiary companies amounting to R$ 254,111.


16   Commitments and Contingencies (Consolidated)

     The Petrochemical Industry Labor Union, which represents employees of the indirect subsidiary Oxiteno Nordeste S.A. Industria e Comercio, filed class actions against that company in 1991 demanding compliance with the adjustments established in collective labor agreements or other specific indexes, in lieu of the salary policies effectively practiced. Based on the opinion of its legal advisors, who analyzed the most recent ruling of the Federal Supreme Court (STF) on the class action suit in which the labor union is a plaintiff, as well as the status of the specific suit against the indirect subsidiary, management does not believe that it is necessary to record a provision at March 31, 2002.

     The indirect subsidiary Oxiteno Nordeste S.A. Industria e Comercio has a supply contract with Copene Petroquimica do Nordeste S.A. until 2012, which establishes a minimum level of annual consumption of ethylene. If the minimum purchase commitment is not met, the subsidiary is commited to pay a fine of 40% of the current ethylene price for the quantity not purchased. The minimum purchase commitment and the actual demand in the three-month periods ended March 31, 2002 and 2001, expressed in tons of ethylene, are summarized in the table below.

                                                     Demand during the three-month periods
                                                                           ended March 31,
                                                    --------------------------------------
                                  Minimum annual
                             purchase commitment                 2002                 2001
                          ----------------------    -----------------    -----------------
     In tons                             137,900               33,013               48,439
                          ======================    =================    =================

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------


     The company and its subsidiary companies have other ongoing administrative and judicial suits, which the internal and external legal advisors consider to be of low or remote risk; therefore, no provisions for losses on these cases have been recorded.

17   Employee Stock Option Plan

     At the General Ordinary and Extraordinary Meeting of shareholders held on April 27, 2001, the stockholders approved the Stock Option Plan, to be offered to managers and employees in positions of responsibility of the company and its subsidiary companies. No options had been granted under this plan up to March 31, 2002.


18   Employee Benefits Private Pension Plan - (Consolidated)

     The company and its subsidiary companies offer benefits to employees, such as life insurance, health care and a pension plan. In addition, they offer loans for the acquisition of vehicles and personal computers to employees of certain subsidiary companies. These benefits are recorded on the accrual basis and terminate after the end of the employment relationship.

     In August 2001, the company and its subsidiary companies started to offer their employees a defined contribution pension plan. Adoption of this plan, managed by Ultraprev - Associacao de Previdencia Complementar (Ultraprev) was approved at the Board of Directors Meeting held on February 15, 2001. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant as between 0% and 11% of his /her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they may opt to receive monthly (i) a percentage varying between 0.5% and 1.0% of the a fund accumulated in their name in Ultraprev or (ii) a fixed monthly amount which will extinguish the fund accumulated in the participant's name over a period of between 5 and 25 years. As such, neither the company nor its subsidiary companies assume responsibility for guaranteeing the levels of amounts or periods of receipt for the participants that retire under this plan. In the first quarter of 2002, the company and its subsidiary companies contributed R$ 701 to Ultraprev, which was recorded as expense in the results of operations. The total number of employee participants in March 31, 2002 was 4,859, with no participants already retired.

     Additionally, Ultraprev has 3 active participants and 34 former employees receiving defined benefits according to the policies of a previous multi-employer plan.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------


     Considering that the fair market value for the plan's assets amply exceeds the present actuarial value of the accumulated benefit obligations, the sponsoring entities have not been contributing to the plan for these 37 participants. On the other hand, the sponsoring entities do not believe that it would be possible to recover any amounts from the plan, based on legislation applicable to closed private pension entities. As a result, no asset or liability relating to these participants has been recorded in the financial statements of the sponsoring companies.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------


19   Non Operating Results - (Consolidated)

     Non-operating expenses comprise mainly disposals of property, plant and equipment, particulary LPG cylinders.


20   Subsequent Events

     In an auction held on April 16, 2002 at the Sao Paulo Stock Exchange - BOVESPA, Oxiteno S.A. Industria e Comercio, an indirectly subsidiary company, purchased 93,871 preferred class "B" shares of its direct subsidiary company Oxiteno Nordeste S.A. Industria e Comercio from minority shareholders for R$ 46.37 per block of 1,000 shares. With this acquisition, Oxiteno's equity stake in Oxiteno Nordeste increased from 96.6% to 98.9%.

     In a meeting held on April 18, 2002, the Company's Board of Directors approved the open market purchase of up to 1,494,130,100 (10%) of its own registered preferred shares, without reduction of capital stock, for cancellation or to be held in treasury for eventual sale.


See comments on consolidated performance.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousands)

------------------------------------------------------------------------------------------
1 - CODE      2 - DESCRIPTION                       03.31.2002              12.31.2001
                                                   (Unaudited)
------------------------------------------------------------------------------------------
1             Total assets                                1,923,950             1,951,922
------------------------------------------------------------------------------------------
1.01          Current assets                              1,010,126             1,045,186
------------------------------------------------------------------------------------------
1.01.01       Cash and cash equivalents                     608,456               655,957
------------------------------------------------------------------------------------------
1.01.01.01    Cash and banks                                 31,876                35,621
------------------------------------------------------------------------------------------
1.01.01.02    Financial investments                         576,580               620,336
------------------------------------------------------------------------------------------
1.01.02       Receivables                                   315,890               291,401
------------------------------------------------------------------------------------------
1.01.02.01    Trade accounts receivable                     183,567               149,272
------------------------------------------------------------------------------------------
1.01.02.02    Taxes recoverable                             115,850               121,198
------------------------------------------------------------------------------------------
1.01.02.03    Other receivables                              16,473                20,931
------------------------------------------------------------------------------------------
1.01.03       Inventories                                    81,710                94,467
------------------------------------------------------------------------------------------
1.01.04       Other                                           4,070                 3,361
------------------------------------------------------------------------------------------
1.02          Long-term receivables                          46,724                41,969
------------------------------------------------------------------------------------------
1.02.01       Accounts receivable                                 0                     0
------------------------------------------------------------------------------------------
1.02.02       Related companies                               2,613                 1,680
------------------------------------------------------------------------------------------
1.02.02.01    Affiliates                                        942                   907
------------------------------------------------------------------------------------------
1.02.02.02    Subsidiary companies                                0                     0
------------------------------------------------------------------------------------------
1.02.02.03    Other companies                                 1,671                   773
------------------------------------------------------------------------------------------
1.02.03       Other                                          44,111                40,289
------------------------------------------------------------------------------------------
1.02.03.01    Deferred income tax                            31,034                27,282
------------------------------------------------------------------------------------------
1.02.03.02    Judicial deposits                               6,741                 6,666
------------------------------------------------------------------------------------------
1.02.03.03    Accounts receivable                             6,336                 6,341
------------------------------------------------------------------------------------------
1.03          Permanent assets                              867,100               864,767
------------------------------------------------------------------------------------------
1.03.01       Investments                                    89,367                88,813
------------------------------------------------------------------------------------------
1.03.01.01    Affiliates                                     63,922                63,033
------------------------------------------------------------------------------------------
1.03.01.02    Subsidiary companies                                0                     0
------------------------------------------------------------------------------------------
1.03.01.03    Other investments                              25,445                25,780
------------------------------------------------------------------------------------------
1.03.02       Property, plant and equipment                 705,146               707,869
------------------------------------------------------------------------------------------
1.03.03       Deferred charges                               72,587                68,085
------------------------------------------------------------------------------------------

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousands)

----------------------------------------------------------------------------------------------
1 - CODE      2 - DESCRIPTION                                  03.31.2002       12.31.2001
                                                               (Unaudited)
----------------------------------------------------------------------------------------------
2             Total liabilities and stockholders' equity           1,923,950        1,951,922
----------------------------------------------------------------------------------------------
2.01          Current liabilities                                    262,710          323,918
----------------------------------------------------------------------------------------------
2.01.01       Loans                                                  101,588          124,525
----------------------------------------------------------------------------------------------
2.01.02       Debentures                                                   0                0
----------------------------------------------------------------------------------------------
2.01.03       Suppliers                                               78,169           88,446
----------------------------------------------------------------------------------------------
2.01.04       Taxes and contributions                                  6,726            5,767
----------------------------------------------------------------------------------------------
2.01.05       Dividends                                               10,443           33,554
----------------------------------------------------------------------------------------------
2.01.06       Provisions                                              46,950           52,231
----------------------------------------------------------------------------------------------
2.01.06.01    Income tax and social contribution                       5,599            2,053
----------------------------------------------------------------------------------------------
2.01.06.02    Salaries and social security charges                    41,351           50,178
----------------------------------------------------------------------------------------------
2.01.07       Payables to related companies                                0                0
----------------------------------------------------------------------------------------------
2.01.08       Other                                                   18,834           19,395
----------------------------------------------------------------------------------------------
2.02          Long-term liabilities                                  383,361          388,359
----------------------------------------------------------------------------------------------
2.02.01       Loans                                                  281,134          290,166
----------------------------------------------------------------------------------------------
2.02.02       Debentures                                                   0                0
----------------------------------------------------------------------------------------------
2.02.03       Provisions                                              90,052           86,351
----------------------------------------------------------------------------------------------
2.02.03.01    Income tax and social contribution                      24,072           23,973
----------------------------------------------------------------------------------------------
2.02.03.02    Other deferred taxes                                    65,980           62,378
----------------------------------------------------------------------------------------------
2.02.04       Related parties                                         11,034           11,036
----------------------------------------------------------------------------------------------
2.02.05       Other                                                    1,141              806
----------------------------------------------------------------------------------------------
2.03          Deferred income                                              0                0
----------------------------------------------------------------------------------------------
2.04          Minority interest                                      453,711          439,752
----------------------------------------------------------------------------------------------
2.05          Stockholders' equity                                   824,168          799,893
----------------------------------------------------------------------------------------------
2.05.01       Capital                                                433,857          433,857
----------------------------------------------------------------------------------------------
2.05.02       Capital reserves                                             0                0
----------------------------------------------------------------------------------------------
2.05.03       Revaluation reserve                                     25,354           25,862
----------------------------------------------------------------------------------------------
2.05.03.01    Own assets                                                   0                0
----------------------------------------------------------------------------------------------
2.05.03.02    Subsidiary/ affiliated companies                        25,354           25,862
----------------------------------------------------------------------------------------------
2.05.04       Revenue reserves                                       340,174          340,174
----------------------------------------------------------------------------------------------
2.05.04.01    Legal                                                   17,431           17,431
----------------------------------------------------------------------------------------------
2.05.04.02    Statutory                                                    0                0
----------------------------------------------------------------------------------------------
2.05.04.03    For contingencies                                            0                0
----------------------------------------------------------------------------------------------
2.05.04.04    Unrealized profits                                           0                0
----------------------------------------------------------------------------------------------
2.05.04.05    Retention of profits                                   322,743          322,743
----------------------------------------------------------------------------------------------
2.05.04.06    Special for undistributed dividends                          0                0
----------------------------------------------------------------------------------------------
2.05.04.07    Others                                                       0                0
----------------------------------------------------------------------------------------------
2.05.05       Retained earnings                                       24,783                0
----------------------------------------------------------------------------------------------

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS (R$ thousands) (Unaudited)

----------------------------------------------------------------------------------------------------------------------------------
1 - CODE       2 - DESCRIPTION                                3 - 01.01.2002    4 - 01.01.2002   5 - 01.01.2001    6 - 01.01.2001
                                                              to 03.31.2002     to 03.31.2002    to 03.31.2001     to 01.31.2001
----------------------------------------------------------------------------------------------------------------------------------
3.01           Gross sales and services                              734,457           734,457          637,876           637,876
----------------------------------------------------------------------------------------------------------------------------------
3.02           Deductions                                           (154,887)         (154,887)        (127,692)         (127,692)
----------------------------------------------------------------------------------------------------------------------------------
3.03           Net sales and services                                579,570           579,570          510,184           510,184
----------------------------------------------------------------------------------------------------------------------------------
3.04           Cost of sales and services                           (446,947)         (446,947)        (394,564)         (394,564)
----------------------------------------------------------------------------------------------------------------------------------
3.05           Gross profit                                          132,623           132,623          115,620           115,620
----------------------------------------------------------------------------------------------------------------------------------
3.06           Operating income/ expenses                            (70,604)          (70,604)         (67,251)         (67,251)
----------------------------------------------------------------------------------------------------------------------------------
3.06.01        Selling                                               (24,700)          (24,700)         (24,556)         (24,556)
----------------------------------------------------------------------------------------------------------------------------------
3.06.02        General and administrative                            (54,712)          (54,712)         (45,392)         (45,392)
----------------------------------------------------------------------------------------------------------------------------------
3.06.02.01     Depreciation expense                                  (19,009)          (19,009)         (14,156)         (14,156)
----------------------------------------------------------------------------------------------------------------------------------
3.06.02.02     Other expenses                                        (35,703)          (35,703)         (31,236)         (31,236)
----------------------------------------------------------------------------------------------------------------------------------
3.06.03        Financial                                                 716               716           (5,880)          (5,880)
----------------------------------------------------------------------------------------------------------------------------------
3.06.03.01     Financial income                                       22,168            22,168           39,377            39,377
----------------------------------------------------------------------------------------------------------------------------------
3.06.03.02     Financial expenses                                    (21,452)          (21,452)         (45,257)         (45,257)
----------------------------------------------------------------------------------------------------------------------------------
3.06.03.02.01  CPMF/IOF/PIS/COFINS taxes on financial                 (7,609)           (7,609)          (6,366)          (6,366)
               transactions
----------------------------------------------------------------------------------------------------------------------------------
3.06.03.02.02  Other financial expenses                              (13,843)          (13,843)         (38,891)         (38,891)
----------------------------------------------------------------------------------------------------------------------------------
3.06.04        Other operating income                                    783               783            1,244             1,244
----------------------------------------------------------------------------------------------------------------------------------
3.06.05        Other operating expenses                                    0                 0                0                 0
----------------------------------------------------------------------------------------------------------------------------------
3.06.06        Equity in the results of subsidiary and                 7,309             7,309            7,333             7,333
               associated companies
----------------------------------------------------------------------------------------------------------------------------------
3.07           Operating profit                                       62,019            62,019           48,369            48,369
----------------------------------------------------------------------------------------------------------------------------------
3.08           Non-operating results                                  (1,373)           (1,373)          (1,430)          (1,430)
----------------------------------------------------------------------------------------------------------------------------------
3.08.01        Income                                                    661               661            1,035             1,035
----------------------------------------------------------------------------------------------------------------------------------
3.08.02        Expenses                                               (2,034)           (2,034)          (2,465)          (2,465)
----------------------------------------------------------------------------------------------------------------------------------
3.09           Income before taxation and profit sharing              60,646            60,646           46,939            46,939
----------------------------------------------------------------------------------------------------------------------------------
3.10           Provision for income tax and social                   (25,993)          (25,993)         (16,302)         (16,302)
               contribution
----------------------------------------------------------------------------------------------------------------------------------
3.11           Deferred income tax                                     3,653             3,653             2,804            2,804
----------------------------------------------------------------------------------------------------------------------------------
3.12           Statutory profit sharing and contribution                   0                 0                0                 0
----------------------------------------------------------------------------------------------------------------------------------
3.12.01        Profit sharing                                              0                 0                0                 0
----------------------------------------------------------------------------------------------------------------------------------
3.12.02        Contributions                                               0                 0                0                 0
----------------------------------------------------------------------------------------------------------------------------------
3.13           Reversal of interest on own capital                         0                 0                0                 0
----------------------------------------------------------------------------------------------------------------------------------
3.14           Minority interest                                     (13,972)          (13,972)        (13,488)          (13,488)
----------------------------------------------------------------------------------------------------------------------------------
3.15           Net income for the period                              24,334            24,334           19,953            19,953
----------------------------------------------------------------------------------------------------------------------------------
               Number of shares, excluding treasury (in           53,000,000        53,000,000       53,000,000        53,000,000
               thousands)
----------------------------------------------------------------------------------------------------------------------------------
               Net income per share (in whole reais)                0.00046           0.00046          0.00038           0.00038
----------------------------------------------------------------------------------------------------------------------------------
               Loss per share
----------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
08.01 - Comments on the Company's Consolidated Performance in the Quarter
-------------------------------------------------------------------------------

Net Sales: Ultrapar's consolidated net sales revenue for the first quarter of 2002 totaled R$ 579.6 million, 14% higher than the same period of the previous year and 2% lower compared to 4Q01. Net sales revenue for Ultragaz was 31% higher in the first quarter of 2002, reaching R$ 390.7 million, compared to R$298.7 million in the same period in 2001. Compared to the fourth quarter of 2001, Ultragaz' net sales revenue increased 7%. Oxiteno's net sales revenue in 1Q02 was R$ 169.2 million, 13% lower than the R$194.3 million in 1Q01, and 18% lower than in 4Q01.

Ultragaz: LPG sales volume for Ultragaz in the first quarter of 2002 totaled
307.1 thousand tons, practically unchanged from the 308.3 thousand tons sold in the same period in 2001. Compared to the fourth quarter of 2001, sales volume decreased 9%, reflecting the seasonality typical in the first quarter. 1Q02 sales volume in the residential and non-residential segments totaled 185.6 thousand tons and 121.5 thousand tons, respectively, practically the same as in the first quarter of 2001, when residential sales volume totaled 186.0 thousand tons and non-residential sales volume totaled 122.3 thousand tons. In the first quarter of 2002, sales volume for the overall Brazilian LPG market was 1% lower than in the first quarter of 2001.

Oxiteno: Total sales volume for Oxiteno in the first quarter of 2002 was 105.9 thousand tons, 10% lower than the 118.0 thousand tons in the same period the previous year. Domestic sales volume totaled 56.0 thousand tons, 19% lower than the same period in 2001. Export sales volume grew 2% compared to the first quarter of 2001, reaching 49.9 thousand tons. Lower sales in the domestic market were a result of lower sales to the polyester segment. Higher export sales were driven by increased glycol sales to the Far East and Europe, which more than offset the 74% drop in sales to the Argentine market. Lower overall sales volume was due mainly to the lower ethylene supply from Copene, which had stopped production to expand its ethylene production capacity. The raw material quota for Oxiteno was 32% lower in the period. Compared to 4Q01, sales volume increased 3%, resulting from higher sales in the domestic and export markets of 1% and 5%, respectively.

Cost of Goods Sold: Cost of goods sold for Ultrapar in the first quarter of 2002 totaled R$446.9 million, 13% higher than the R$394.6 million in the same period last year. This increase was driven by the 27% higher cost of goods sold at Ultragaz, which totaled

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
08.01 - Comments on the Company's Consolidated Performance in the Quarter
-------------------------------------------------------------------------------

R$314.4 million in the first quarter of 2002 compared to R$248.0 million in the same period last year. Cost of goods sold at Oxiteno totaled R$123.8 million in the first quarter of 2002, 11% lower than the R$139.4 million in the first quarter of 2001. Compared to the fourth quarter of 2001, Ultrapar's cost of goods sold was 3% higher than the R$435.0 million recorded in that period.

Ultragaz: Comparing the first quarters of 2002 and 2001, the LPG ex-refinery price charged by Petrobras was, on average, 32% higher, as a result of the process of bringing the domestic price in line with the international price. Since January 2002, Petrobras has maintained the LPG price in the domestic market at an average of US$50.00/ton above the international price. In March, a further ex-refinery price increase of 14.5% was announced, becoming effective on April 1, 2002, as a result of higher international LPG prices.

Oxiteno: Cost of goods sold at Oxiteno in the first quarter of 2002 was 11% lower than in the first quarter of 2001 and 10% lower than in 4Q01. This reduction was due basically to lower total sales volume.

Gross Profit: As a result of net sales revenue and cost performance as described above, gross profit for Ultrapar in the first quarter of 2002 totaled R$132.7 million, 15% higher than the R$115.6 million in the first quarter of 2001. Compared to the fourth quarter of 2001, gross profit was 15% lower.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
08.01 - Comments on the Company's Consolidated Performance in the Quarter
-------------------------------------------------------------------------------

Selling, General and Administrative Expenses: Ultrapar's operating expenses totaled R$79.4 million in the first quarter of 2002, 13% higher than the R$
70.0 million in the same period of 2001. Compared to 4Q01, operating expenses were 15% lower than the R$ 93.5 million in that period.

Ultragaz: Selling, general and administrative expenses for Ultragaz totaled R$
46.1 million in 1Q02, R$ 8.5 million higher than the R$ 37.6 million in the same period of 2001. This increase is due to higher depreciation expense, which was R$ 17.9 million in the first quarter of 2002 compared to R$13.1 million in the same period last year. Furthermore, general and administrative expenses were R$3.2 million higher in the first quarter of 2002, due in part to a salary increase as per the collective wage agreement of September 2001.

Oxiteno: Selling, general and administrative expenses were R$ 28.1 million, 6% higher in 1Q02 compared to R$26.5 million in 1Q01. Selling expenses were 3% lower than in 1Q01, due to lower sales volume and to a greater portion of FOB sales. General and administrative expenses were R$ 1.8 million higher than in the first quarter of the previous year, due mainly to higher payroll costs resulting from collective wage agreements.

Operating Income: Ultrapar's operating income was R$ 54.1 million in 1Q02, 16% higher than the R$ 46.8 million in 1Q01. This increase came mainly from Ultragaz, whose operating income increased R$ 16.7 million to R$ 30.6 million, from R$ 13.9 million. Oxiteno's operating income fell R$ 10.8 million to R$
17.9 million, compared to R$ 28.7 million in the first quarter of 2001. Compared to the fourth quarter of 2001, Ultrapar's operating income in 1Q02 was 14% lower.

Net Financial Income (Expense): Ultrapar recorded net financial income of R$
0.7 million in the first quarter of 2002 compared to a net financial expense of R$ 5.9 million in the first quarter of 2001. Financial results in 2001 were impacted by the 11% devaluation of the real, which negatively impacted U.S. dollar denominated liabilities. On March 31, 2002, the Company's U.S. dollar denominated debt totaled R$ 183.0 million, while U.S. dollar denominated assets totaled R$ 263.2 million.

Equity Income: Equity income in the first quarter of 2002 totaled R$7.3 million, practically the same as the equity income in the first quarter of 2001, and is comprised mainly of income tax incentives from Oxiteno Nordeste, Bahiana Distribuidora de Gas and

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
08.01 - Comments on the Company's Consolidated Performance in the Quarter
-------------------------------------------------------------------------------

Tequimar, which together totaled R$6.2 million in the first quarter of 2002.

Other Non-operating Income (expense): In the first quarter of 2002, Ultrapar recorded non-operating expense of R$ 1.4 million, the same level as in 1Q01. This result is mainly due to sales of used Ultragaz cylinders as scrap metal.

Income tax and Social Contribution: Income tax and social contribution expenses totaled R$ 22.3 million in the first quarter of 2002, compared to R$ 13.5 million in the same period of 2001. Compared to 4Q01, income tax and social contribution expenses increased R$ 14.0 million, due to the recording of nonrecurring tax credits from favorable court decisions for income tax in that quarter.

Minority Interest: Minority interest totaled R$ 14.0 million in the first quarter of 2002 compared to R$ 13.5 million in the same quarter of 2001.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
08.01 - Comments on the Company's Consolidated Performance in the Quarter
-------------------------------------------------------------------------------

Net Income: Ultrapar's net income in the first quarter of 2002 totaled R$ 24.4 million, 23% higher than the net income of R$ 19.8 million in the same period of 2001. This increase is due to higher operating income and financial income for Ultrapar when comparing the two quarters. Comparing to the 4Q01, net income was 2% lower.

EBITDA: Ultrapar's EBITDA for the first quarter of 2002 totaled R$ 82.6 million, 19% higher than the R$ 69.7 million in the same period in 2001. EBITDA for Ultragaz was R$ 48.5 million and EBITDA for Oxiteno was R$ 25.8 million, as shown below. Compared to the fourth quarter of 2001, EBITDA for Ultrapar was 9% lower than the R$ 90.4 million recorded in that period.

EBITDA

                                                            Change        Change
R$ million             1Q02        1Q01        4Q01    1Q02 X 1Q01   1Q02 X 4Q01
------------      ---------   ---------   ---------    -----------   -----------

Ultrapar               82.6        69.7        90.4            19%          (9%)
Ultragaz               48.5        27.0        43.2            80%          12%
Oxiteno                25.8        35.9        38.6           (28%)        (33%)
Ultracargo              7.2         6.9         7.3             5%          (1%)

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
09.01 - Investments in subsidiary and/or affiliated companies
--------------------------------------------------------------------------------

                                                                                                           6 - % of
                                                  3 - General                                    5 - %       parent
                                                   Taxpayers'                                ownership    company's
1-Item  2 - Company Name                  Registration (CNPJ)  4 - Classification          in investee    net worth
------  -------------------------------   -------------------  -------------------------   -----------   ----------
01      Ultraquimica Participacoes S.A.    34,266,973/0001-99  Closed-capital subsidiary        100.00        56.74
02      Ultragaz Participacoes S.A.        57,651,960/0001-39  Closed-capital subsidiary         77.06        16.03
03      Ultracargo Participacoes Ltda.     55,215,487/0001-11  Closed-capital subsidiary        100.00        11.61
04      Ultratecno Participacoes Ltda.     53,690,921/0001-90  Closed-capital subsidiary        100.00         1.06
05      Ultradata S/C Ltda.                61,600,359/0001-94  Closed-capital subsidiary        100.00         0.55
06      Imaven Imoveis e                   61,604,112/0001-46  Closed-capital subsidiary        100.00         4.65
           Agropecuaria Ltda.

                                             8 - Number    9 - Number
                                              of shares     of shares
                                                held in       held in
                                                current      previous
                                            quarter (in   quarter (in
1-Item    7 - Type of company                thousands)    thousands)
------    -------------------------------   -----------   -----------
01        Commercial, industrial and other        2,461        2,461
02        Commercial, industrial and other        3,341        3,341
03        Commercial, industrial and other        2,857        2,857
04        Commercial, industrial and other       65,159       65,159
05        Commercial, industrial and other           18           18
06        Commercial, industrial and other       27,734       27,734

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

17.01 - REPORT ON THE LIMITED REVIEW - UNQUALIFIED OPINION

Report of Independent Accountants on the Limited Review of Quarterly Information


April 30, 2002

To the Board of Directors and Stockholders
Ultrapar Participacoes S.A.


1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Ultrapar Participacoes S.A. for the quarters ended March 31, 2002 and 2001. This information is the responsibility of company management. The limited reviews of the accounting information for the quarters ended March 31, 2002 and 2001 of the indirect subsidiary Oxiteno S.A. Industria e Comercio and its subsidiaries Oxiteno Nordeste S.A. Industria e Comercio, Oxiquimica S.A. and Oxiteno Overseas Corporation, all of which are accounted for on the equity method, were carried out by other independent accountants, and our report, insofar as it relates to the investment in that subsidiary and the equity in the income thereof, in the amounts of R$ 349,518 thousand and R$ 10,398 thousand (March 31, 2001 - R$ 307,186 thousand and R$ 13,247 thousand), respectively, is based exclusively on the reports of these other independent accountants.

2 Our limited reviews were performed in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Brazilian Federal Accounting Council, and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of the company with regard to the principal criteria adopted for the preparation of the interim financial information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the company's financial position and operations.

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                     March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

----------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME                      3 - General Taxpayers' Registration (CNPJ)
01846-5         ULTRAPAR PARTICIPACOES S.A.   33.256.439/0001-39
----------------------------------------------------------------------------------------

17.01 - REPORT ON THE LIMITED REVIEW - UNQUALIFIED OPINION


3 Based on our limited reviews and on the reports of the other independent accountants, we are not aware of any material modifications that should be made to the quarterly information referred to in the first paragraph for it to be in conformity with the accounting principles determined by Brazilian corporate legislation applicable to the preparation of the quarterly information, consistent with the regulations of the Brazilian Securities Commission (CVM).

4 The Quarterly Information (ITR) also contains accounting information relating to the quarter ended December 31, 2001. We examined this information at the time of its preparation, in connection with the audit of the financial statements at that date, on which we issued our corresponding unqualified opinion, dated January 31, 2002, based on our work and the opinion of the other independent accountants for the investment of R$ 454,678 thousand in Ultraquimica Participacoes S.A.


PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5


Paulo Cesar Estevao Netto
Partner
Contador CRC 1RJ026365/T-6 "T" SP 002331

(A free translation of the original report in Portuguese)

FEDERAL GOVERNMENT SERVICE                                 Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                      March 31, 2002
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------
  01846-5 Ultrapar Participacoes S.A.                         33.256.439/0001-39
--------------------------------------------------------------------------------

                                     Index

-------------------------------------------------------------------------------------------------------
  Group        Table    Description                                                              Page
-------------------------------------------------------------------------------------------------------
    01          01      Identification                                                            03
-------------------------------------------------------------------------------------------------------
    01          02      Head office                                                               03
-------------------------------------------------------------------------------------------------------
    01          03      Investor relations officer (Company mail address)                         03
-------------------------------------------------------------------------------------------------------
    01          04      General information                                                       03
-------------------------------------------------------------------------------------------------------
    01          05      Capital composition                                                       04
-------------------------------------------------------------------------------------------------------
    01          06      Characteristics of the Company                                            04
-------------------------------------------------------------------------------------------------------
    01          07      Companies excluded from the consolidated statements                       04
-------------------------------------------------------------------------------------------------------
    01          08      Dividends approved and/or paid during and after the quarter               04
-------------------------------------------------------------------------------------------------------
    01          09      Subscribed capital and changes in current year                            05
-------------------------------------------------------------------------------------------------------
    01          10      Director of market relations                                              05
-------------------------------------------------------------------------------------------------------
    02          01      Balance sheet - assets                                                    06
-------------------------------------------------------------------------------------------------------
    02          02      Balance sheet - liabilities and stockholders' equity                      07
-------------------------------------------------------------------------------------------------------
    03          01      Statement of operations                                                   08
-------------------------------------------------------------------------------------------------------
    04          01      Notes to the quarterly information                                        09
-------------------------------------------------------------------------------------------------------
    05          01      Comments on Company performance in the quarter                            25
-------------------------------------------------------------------------------------------------------
    06          01      Consolidated balance sheet - assets                                       26
-------------------------------------------------------------------------------------------------------
    06          02      Consolidated balance sheet - liabilities and stockholders' equity         27
-------------------------------------------------------------------------------------------------------
    07          01      Consolidated statement of operations                                      28
-------------------------------------------------------------------------------------------------------
    08          01      Comments on the consolidated performance in the quarter                   29
-------------------------------------------------------------------------------------------------------
    09          01      Investments in subsidiary and/or affiliated companies                     32
-------------------------------------------------------------------------------------------------------
    17          01      Report on the special review - without exceptions                         33
-------------------------------------------------------------------------------------------------------
                        Ultraquimica Participacoes S.A.
-------------------------------------------------------------------------------------------------------
                        Ultragaz Participacoes S.A.
-------------------------------------------------------------------------------------------------------
                        Ultracargo Participacoes Ltda.
-------------------------------------------------------------------------------------------------------
                        Ultratecno Participacoes Ltda.
-------------------------------------------------------------------------------------------------------
                        Ultradata S/C Ltda.
-------------------------------------------------------------------------------------------------------
                        Imaven Imoveis e Agropecuaria Ltda.
-------------------------------------------------------------------------------------------------------

                                                                         ITEM 3

                          ULTRAPAR PARTICIPACOES S.A.

                CNPJ No. 33.256.439/0001- 39 NIRE 35.300.109.724


Minutes of the Annual General Meeting


     Date, Time, and Place:

     April 29, 2002, at 3:00 PM, at the company's head office, at Av. Brigadeiro Luiz Antonio, No. 1343 - 9th floor, in the City and State of Sao Paulo.

     Attendance:

     Shareholders representing more than two-thirds of the Capital Stock, the Company's Executive Officer, and the Independent Auditor's representative.

     Publications:

     Notice to Shareholders: Published in the Official Gazette of the State of Sao Paulo and in "Gazeta Mercantil" newspaper on March 26, 27, and 28, 2002;

     Call Notice: Published in the Official Gazette of the State of Sao Paulo on April 12, 13, and 16, 2002, and in "Gazeta Mercantil" newspaper on April 12, 15, and 16, 2002.

     Documents referred to in Article 133, Law No. 6404/76: Published in the Official Gazette of the State of Sao Paulo and in "Gazeta Mercantil" newspaper on February 25, 2002.

     Panel:

     Chairman: Gilberto Tamm Barcellos Correa

     Secretary: Elizabeth Akemi Ishii Kodato

     Agenda:

     Pursuant to Call Notice as published.

     Minutes of Ultrapar Participacoes S.A. Annual General Meeting held on April 29, 2002)

     Resolutions:

     1. To draw up the minutes of this Meeting as a summary of the resolutions, in accordance with the provisions of article 130, paragraph 1, Law 6404/76, as well as the publication thereof, in accordance with the provisions of paragraph 3 of the same article;

     2. To approve, with the abstention of those legally disqualified, all documents referred to in Article 133 of Law 6404/76, inclusive of the amendments introduced by Law 10303/01, in connection with the fiscal year ended on December 31, 2001;

     3. 3.1 To approve the allocation of the Net Profit for fiscal year ended on December 31, 2001, totaling one hundred and thirty-two million, two hundred thousand and six hundred and nineteen reais and ninety-nine centavos (R$ 132,200,619.99), as follows:

          a) six million, six hundred and ten thousand and thirty-one reais (R$ 6,610,031.00) as Statutory Reserve;

          b) thirty-eight million, five hundred and ninety thousand, five hundred and seventy-nine reais and sixty-four centavos (R$ 38,590,579.64), corresponding to the fiscal year Net Profit balance which, together with the Retained Earnings account balance, amount to three hundred and twenty-two million, seven hundred and forty-three thousand, fifty-six reais and four centavos (R$ 322,743,056.04), as Realizable Profits Reserve, based on the capital budget adopted by the Board of Directors meeting held on February 25, 2002, and in compliance with the provisions of article 196 of Law No. 6404/76;

          c) eighty-seven million, nine reais and thirty-five centavos (R$ 87,000,009.35) as dividends already declared by the Board of Directors and paid to Shareholders, which distribution is herein ratified, whereas thirty-one million (R$ 31,000,000.00) of such amount was paid as interest on own capital and attributable to dividends for the period.

          3.2 - To ratify the allocation of interim dividends, already declared by the Board of Directors and paid to Shareholders, in the amount of one hundred and twenty-five million reais (R$ 125,000,000.00) which, together with the above-mentioned dividends, amounted to two hundred and twelve million, nine reais and thirty-five centavos (R$ 212,000,009.35).

     4. 4.1 To elect the below-qualified persons as members of the Board of Directors for a term that shall last until the 2003 Annual General Meeting whereat the documents referred to in art. 133 of Law 6404/76 related to the current fiscal year will be examined:

          a) PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, bearer of the identity card (RG) No. 4.554.607/SSP-SP and enrolled in the Individual Taxpayers' Register (CPF) under No. 008.255.498-68, with offices at Av. Brigadeiro Luiz Antonio, n(0)1343 - 9th floor, Bela Vista District, in the City and State of Sao Paulo (CEP 01317-910);

          b) LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, bearer of the identity card (RG) No. 3.045.977/SSP-SP and enrolled in the Individual Taxpayers' Register (CPF) under No. 061.094.708-72, with offices at Av. Brigadeiro Luiz Antonio, n(0)1343 - 9th floor, Bela Vista District, in the City and State of Sao Paulo (CEP 01317-910);

          c) ANA MARIA LEVY VILLELA IGEL, Brazilian, widow, businesswoman, bearer of the identity card (RG) No. 2.821.401/SSP-SP and enrolled in the Individual Taxpayers' Register (CPF) under No. 513.400.208-82, with offices at Av. Brigadeiro Luiz Antonio, n(0)1343 - 5th floor, Bela Vista District, in the City and State of Sao Paulo (CEP 01317-910);

          d) PAULO VIEIRA BELOTTI, Brazilian, married, civil engineer, bearer of the identity card (RG) No. 946.526-1/IFP-RJ and enrolled in the Individual Taxpayers' Register (CPF) under

          No. 001.388.357-72, with offices at Rua do Ouvidor, No. 60, room 1104, Downtown, in the City and State of Rio de Janeiro;

          e)RENATO OCHMAN, Brazilian, married, lawyer, registered with the Brazilian Bar Association/Sao Paulo Chapter under No. 82.152 and enrolled in the Individual Taxpayers' Register (CPF) under No. 375.739.690-15, with offices at Av. Brigadeiro Faria Lima, No. 1461 - 11th floor, Jardim Paulistano District, in the City and State of Sao Paulo (CEP 01451-904), elected in a separate voting, as contemplated in article 141, item I, of Law 6404/76, with the amendments introduced by Law No. 10303/01 and in compliance with the provisions of paragraph 6 of same article;

          f) NILDEMAR SECCHES, Brazilian, married, mechanical engineer, bearer of the identity card (RG) No. 3.997.339-6/SSP-SP and enrolled in the Individual Taxpayers' Register (CPF) under No. 589.461.528-34, with offices at Av. Escola Politecnica, No. 760, Jaguare District, in the City and State of Sao Paulo (CEP 05350-000), elected in a separate voting, as contemplated in article 141, item II, of Law 6404/76, with the amendments introduced by Law No. 10.303/01, in compliance with the provisions of paragraph 6 of same article and in accordance with the procedure provided in article 8, paragraph 4, of Law No. 10.303/01;

          4.2 - To set as compensation for the members of the Board of Directors a monthly fee of six thousand reais (R$ 6,000.00). Directors to be elected shall hold their offices with no financial burden for the company.

     Remarks: The Chairman informed that: (i) when previously inquired, the members of the Board of Directors herein elected have declared that they are not subject to any penalty on account of any offense that would prevent them from engaging in any business to which they were appointed; that they do not hold office in any company that might be deemed to compete with the Company in the market; and that they do not bear conflicting interests with the Company, in accordance with art. 147 of Law No. 64904/76 with the amendments introduced by Law 10303/01; (ii) all resolutions were carried by a majority of the votes present at the Meeting, with the abstention of shareholders Parth Investments Company and Ultra-DI Participacoes S.A; (iii) the full recording in the Minutes of the identification of those shareholders who have exercised the prerogative contemplated in article 141, paragraph 4, of Law No. 6404/76 has been waived, with the amendments introduced by Law No. 10303/01, and in compliance with the provisions of paragraph 8 of the same article which, after being certified by the Panel, will be filed with the Company's head office.

     There being no further business to transact and whereas the Audit Committee services were not requested, the meeting was adjourned and these Minutes were drawn up which, after being read and approved, were signed by all the Shareholders in attendance. (signed) For GIPOIA PARTICIPACOES S/C
     LTDA.: Paulo Guilherme Aguiar Cunha and Lucio de Castro Andrade Filho - Executive Officers; For ULTRA S.A. - PARTICIPACOES: Paulo Guilherme Aguiar Cunha, Chief Executive Officer, and Lucio de Castro Andrade Filho - Executive Officer; For PARTH INVESTMENTS COMPANY and ULTRA-DI PARTICIPACOES S.A., as attorney-in-fact and per se: RENATO OCHMAN; For MARCIA IGEL JOPPERT and JOYCE IGEL DE CASTRO ANDRADE, as attorney-in-fact and per se: LUCIO DE CASTRO ANDRADE FILHO; For ANA

     MARIA LEVY VILLELA IGEL, as attorney-in-fact and per se: PAULO GUILHERME AGUIAR CUNHA; GILBERTO TAMM BARCELLOS CORREA; For DYNAMO COUGAR FUNDO DE INVESTIMENTOS EM ACOES - CARTEIRA LIVRE (FUNDO), DYNAMO PUMA FUNDO MUTUO DE INVESTIMENTOS EM ACOES - CARTEIRA LIVRE (FUNDO), LUMINA FUNDO DE INVESTIMENTO EM ACOES, BNDES PARTICIPACOES S.A. - BNDESPAR, SKOPOS HG FUNDO DE INVESTIMENTOS EM ACOES, HEDGING - GRIFFO BETA 14 - FUNDO DE INVESTIMENTO EM VALORES MOBILIARIOS, HEDGING GRIFFO VERDE - FUNDO DE INVESTIMENTO FINANCEIRO, HEDGING GRIFFO STRATEGY II - FUNDO DE INVESTIMENTO EM ACOES, HEDDING-GRIFFO STAR FUNDO DE INVESTIMENTO FINANCEIRO, HEDGING-GRIFFO PALMEIRAS FUNDO DE INVESTIMENTO FINANCEIRO, HEDDING-GRIFFO MASTER FUNDO DE INVESTIMENTO FINANCEIRO, HEDGING -GRIFFO TALI FUNDO DE INVESTIMENTO FINANCEIRO, HEDGING-GRIFFO ESPELHO FUNDO DE INVESTIMENTO FINANCEIRO, HEDGING GRIFFO CARTEIRA ADMINISTRADA - REAL FIF, HEDGING GRIFFO CARTEIRA ADMINISTRADA - CAMBIAL FIF, CAMINO FUNDO DE INVESTIMENTO EM ACOES, HEDGING -GRIFFO 89 - FUNDO DE INVESTIMENTO FINANCEIRO, HEDGING-GRIFFO A.D. FUNDO DE INVESTIMENTO FINANCEIRO, CLUBE DE INVESTIMENTO HEDGING-GRIFFO STRATEGY, HEDGING-GRIFFO BRAZIL FUND, LLC. , VALLEY CAPITAL HOLDING LLC, UTILITIES EMERGING MARKETS FUND, HEDGING-GRIFFO CORRETORA DE VALORES S.A. holders of preferred shares:
     Bruno Hermes da Fonseca Rudge - attorney-in-fact; For INVESTIDOR PROFISSIONAL GESTAO DE RECURSOS LTDA., HATTERAS LLC, as attorney-in-fact and per se, holders of preferred shares: ISABELLA SABOYA MAIA; for BRADESCO TEMPLETON - DE VALOR E LIQUIDEZ - FUNDO DE INVESTIMENTO EM ACOES, as attorney-in-fact and per se, holders of preferred shares: FERNANDA JACQUES FARIA; For BRADESCO PREVIDENCIA E SEGUROS: Tatsuo Kuno - attorney-in-fact, as an Observer; Fabio Schvartsman - Company's Executive Officer; Gilberto Tamm Barcellos Correa - Chairman; Elizabeth Akemi Ishii Kodato - Secretary; Paulo Cesar Estevao Netto - CRC n(0) 1RJ026365/T-6"T" SP002331 - Auditor for Price Waterhouse & Coopers - Auditores Independentes.


     ------------------------------------------------------------
     I hereby declare that this is a true copy of the Minutes kept in the proper Book.

                          Elizabeth Akemi Ishii Kodato

                                   Secretary

                                                                         ITEM 4

                                                    ULTRAPAR PARTICIPACOES S.A.

                            Publicly Listed Company

              CNPJ n(0)33.256.439/0001-39     NIRE 35.300.109.724

             MINUTES FROM THE BOARD OF DIRECTORS MEETING (04/2002)

Date, Time and Place:
May 8, 2002, 3:00 p.m. at the Company's head office at Av. Brigadeiro Luiz Antonio, n(0) 1343 - 9th floor, in the City and State of Sao Paulo.

Attendance:
Members of the Board of Directors, signed below.

Matters Discussed and Deliberations:

1. Reviewed and discussed the Company's performance for the first quarter of 2002.

2. Nominate, as per the first paragraph of article 17 of the Company's bylaws, PAULO GUILHERME AGUIAR CUNHA, board member, Brazilian, married, engineer, bearer of the identity card (RG) No. 4.554.607/SSP-SP and enrolled in the Individual Taxpayers' Register (CPF) under No. 008.255.498-68, in the city and state of Sao Paulo, for Chairman of the Board of Directors, and board member LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, bearer of the identity card (RG) No. 3.045.977/SSP-SP and enrolled in the Individual Taxpayers' Register (CPF) under No. 061.094.708-72 for Vice-chairman; both with professional address at Av. Brigadeiro Luiz Antonio, n(0)1343 - 9th floor, Sao Paulo, SP (Zip Code 01317-910) and elected for the Board of Directors at the Annual Shareholders' Meeting held on 4/29/02.

3. Elect, as per items "c", "d" and "n", of articles 20 and 23 of the Company's Bylaws, the individuals described below, for Officers, with mandate until the 2003 Annual Shareholders' Meeting, which will review the documents referred in article 133 of Law n(0) 6.404/76with changes amended by Law n(0) 10.303/01:

     As Chief Executive Officer:
     PAULO GUILHERME AGUIAR CUNHA, as described above;

     As Vice-President:
     LUCIO DE CASTRO ANDRADE FILHO, as described above;

     As Investor Relations Officer:
     FABIO SCHVARTSMAN, Brazilian, married, engineer, bearer of the identity card (RG) No. 4.144.579/SSP-SP and enrolled in the Individual Taxpayers' Register (CPF) under No.
     940.563.318-04;


     As Directors:
     PEDRO WONGTSCHOWSKI, Brazilian, married, chemical engineer, bearer of the identity card (RG) No. 3.091.522/SSP-SP and enrolled in the Individual Taxpayers' Register (CPF) under No.
     385.585.058-53;

     JOSE CARLOS GUIMARAES DE ALMEIDA, Brazilian, married, engineer, bearer of the identity card (RG) No. 300.310/SSP-SP and enrolled in the Individual Taxpayers' Register (CPF) under No. 007.207.478-72.

4. Approve, in order to fulfill the legal requirement and deadline set forth in article 31 of CVM Rule n(0) 308/99, the hiring of Deloitte Touche Tohmatsu S/C. Independent Auditors to fulfill the role of the Company's Independent Auditors.

5. Approve, with respect to the Notes issued by Companhia Ultragaz S.A. ("Ultragaz") on June 18, 1997, guaranteed by Ultrapar and Ultragaz Participacoes S.A. ("Ultragaz Participacoes"), due on June 18, 2005 ("Notes"), as per the Indenture dated June 18, 1997 entered into by Ultrapar, Ultragaz, Ultragaz Participacoes, among others ("Indenture"), the assignment of rights to repurchase the Notes on June 18, 2002 to LPG International Inc, being that such repurchase shall not be deemed as a redemption or cancellation of the Notes (on which interest continues to accrue), nor as termination of the Ultrapar's obligations related to the Notes, as per the Indenture. To this end, Ultrapar is authorized to: 1) guarantee a syndicated loan in the amount of US$ 60,000,000 entered into by LPG International Inc; 2) guaranteee up to US$500,000 other loan agreements to be entered into by LPG International Inc; 3) agree to the incorporation of a put/call option in the notes, exercisable on August 18, 2004, being that such change shall not be deemed as a renewal of the Notes, nor a termination of Ultrapar's obligations related to the Notes; and 4) notify the regulatory agencies of all such changes and any other necessary procedure for the fulfillment of actions herein approved.

6. Growth strategies for the Company and its subsidiaries were discussed and analyzed.

Note: (i) All deliberations were decided by the majority of votes, with Board Member Renato Ochman abstaining from voting, with the exception of item 4 above, for which Mr. Ochman voted in approval; (ii) all Officers maintain a professional address at Av. Brigadeiro Luiz Antonio, n(0) 1343 - 9th floor , Sao Paulo, SP (Zip Code 01317-910); (iii) all members of management herein appointed and previously consulted declared that (a) there is nothing that would impede them from performing the positions for which they were appointed,
(b) they do not hold positions in any other company which could be considered competitors and (c) there exists no conflict of interest with the Company, as per article 147 of Law n(0) 6.404/76, amended by Law n(0) 10.303/01.
Without any further matters to be addressed, the meeting was adjourned and the minutes were read and approved as per the signatures of the Board Members present.


                    Paulo Guilherme Aguiar Cunha - Chairman


                 Lucio de Castro Andrade Filho - Vice Chairman


              Nildemar Secches                   Paulo Vieira Belotti

     Ana Maria Levy Villela Igel                 Renato Ochman

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


ULTRAPAR PARTICIPACOES S.A.

By:  /s/ Fabio Schvartsman
     ------------------------------------
     Name:   Fabio Schvartsman
     Title:  Chief Financial Officer


Date: May 15, 2002